2020

# IHRSA Health Club
# Consumer Report

Sponsored by

ClubReady



# 2020 IHRSA Health Club
# Consumer Report

## Thank you to those who contributed to this report:

**Keith Storey**, President of Sports Marketing Surveys, who supervised survey development, survey execution, data management and compilation.

**Melissa Rodriguez**, MBA, CSCS, IHRSA Senior Research Manager, who supervised data analysis and wrote the report.

**Kristen Walsh**, IHRSA Associate Publisher, who edited the report.

**Jay Ablondi**, IHRSA Executive Vice President of Global Products, who edited the report.

**Richard M. Caro**, Jr., MBA, President of Management Vision, Inc., who edited the report.

**Cristine Kao**, Chief Marketing Officer of ABC Financial, who provided advice on the report.

**Sal Pellegrino**, Senior Strategic Account Manager of Precor, who provided advice on the report.

While the full economic impact of the widespread shutdowns related to COVID-19 are yet to be measured for 2020, there is no doubt that the effects to date have been devastating for individuals and businesses alike. The International Health, Racquet & Sportsclub Association (IHRSA) presents The *2020 IHRSA Health Club Consumer Report*, sponsored by ClubReady. This report analyzes member growth, demographics, and participation over the past decade with a focus on recent trends. Also included at the end of each chapter are key takeaways with applications for fitness professionals, facility managers, and suppliers.



In 2019, U.S. health club membership reached an all-time high of 64.2 million, an increase of 28% since 2010. Another 9.5 million non-members reported using a health club at least once in 2019. In all, more than 73.6 million Americans ages 6 and older used a health club in 2019, an increase of 27% from the start of the decade. Roughly one out of four Americans ages 6 and older used a health club, gym, or studio in 2019.

Over the past decade, consumers have increasingly utilized fitness facilities to meet their physical activity and overall health goals. The total number of times Americans used a health club rose from 4.6 billion visits in 2010 to 6.7 billion visits in 2019, an impressive 45% increase.

We would like to acknowledge IHRSA's research partners, Sports Marketing Surveys and the Physical Activity Council, for working with us over the past decade to track sports and fitness participation. We hope this report will provide you with insights on the growth of the industry and the critical role our industry plays in improving the fitness and wellness of consumers.

These are unprecedented times. However, the fitness industry has demonstrated a remarkable resiliency to soldier on through difficult times and rebound even stronger than it was before. This was the case after 9/11 in 2001, after the Great Recession of 2008-09, and after several national climate disasters and other tragedies. During this current crisis, IHRSA has made all coronavirus-related resources available for free to everyone in the fitness industry. Visit ihrsa.org/coronavirus for webinars, videos, articles, and other resources to help you and your business during these challenging times.

Regards,

**Jay Ablondi**
Executive Vice President of Global Products
IHRSA

**Melissa Rodriguez**
Senior Research Manager
IHRSA

In March 2020 we watched as the more than $85 billion fitness bubble burst. The proceeding nine months were tumultuous as health clubs closed, shifted to digital offerings, rented equipment, reopened, moved classes outdoors, closed, reopened, limited capacity, introduced contactless processes, closed again, and reopened again. But what we learned is that this is a resilient industry, willing to pivot and fight alongside IHRSA for the interest and well-being of its business, staff, and members.

As you'll see in this report, 2020 ushered in a number of new trends, some that will fade with the introduction of a vaccine, and others that will sustain as new methods of member engagement and revenue opportunity. At ClubReady, we've evolved our technology to meet the trends of 2020 while also introducing new innovations throughout 2021. For example, fitness members are excited to return, but they also need assurance that preventative measures are in place to protect their health. Our technology is designed to deliver a member experience that offers peace of mind to both the members and the health club, while also running the club with ease and precision.

IHRSA has also identified the need to be accessible to members when and where they need you, and connected to the data driving the performance of your business. Automated communication tools allow health clubs to do things such as introduce members to new class procedures and updated waivers. Mobile applications, SMS, and streaming services keep your members connected. Analytic tools allow you to unlock earning potential, manage your business based on utilization trends, and optimize member acquisition and retention.

While we're all anxious to put 2020 behind us, let's take time to celebrate the collective strength of the fitness industry, acknowledge how much we've learned, and recognize how much stronger we all are. We are proud to sponsor The IHRSA Consumer Report and we hope that it helps you achieve the same mission ClubReady strives for; building your fitness business for the future.

Sincerely,

**Darol Lain**
President
ClubReady

## Research Methodology

***The IHRSA Health Club Consumer Report*** is derived from an omnibus study conducted in collaboration with Sports Marketing Surveys. In 2009, IHRSA joined the Physical Activity Council, a research partnership with seven other physical activity-oriented associations, in order to conduct an annual online consumer-tracking study focused on health club membership and participation. The other associations include: Sports & Fitness Industry Association (SFIA), The Outdoor Foundation (OF), Snow Sports Industries Association (SIA), National Golf Foundation (NGF), Tennis Industry Association (TIA), United States Tennis Association (USTA), and USA Football.

In 2019, a total of 18,000 online interviews were carried out with a nationwide sample of individuals from U.S. proprietary online panels representative of the U.S. population for people ages six and older. Strict quotas associated with gender, age, income, region, and ethnicity were followed to ensure a balanced sample.

A weighting technique was used to balance the data to reflect the total U.S. population ages six and above. The following variables were used: gender, age, income, ethnicity, household size, region, and population density. The total population figure used was 302,756,603 people ages six and older.

This report concentrates on the health club consumer and member (i.e., someone who used a health club within the past 12 months).

## IHRSA Health Club Consumer Report: 10 Key Findings

The health club industry was humming along at a sustainable rate heading into 2020, only to run into an unprecedented pandemic that shut down most parts of the economy. While recovery from the current downturn will be daunting, the health club industry has shown resilience when faced with such challenges. The 10 key findings in this executive summary recap fitness club trends since 2010, the impact of COVID on the consumer, and applications for fitness industry stakeholders.

### 1. Health club membership and usage trends indicate sustainable growth over the long-term.

Over the decade, the average annual growth rate for health club members and total users amounted to 2.5% and 2.7%, respectively. Also, net membership growth for the industry totaled 2% in 2018 and 3% in 2019.

Although characteristic of a mature industry, modest increases indicate sustainable growth over the long-term. The IHRSA Health Club Business Handbook, written by former IHRSA executive director John McCarthy, details the resilience of the health club industry over past recessions. While not recession-proof, the industry has historically been resilient during downturns, a characteristic that will be tested as the economy recovers from the COVID-19 pandemic.

### 2. The health club industry offers multiple options for any consumer's goals, preferences, and budget.

While growth varied across segments and business models, most categories posted membership growth over the 2010s, showing that there is a facility offering for any consumer. Across traditional for-profits, multipurpose clubs generated the greatest growth at 22%. From 2015 to 2019, sports-specific and indoor cycling/rowing studios led boutique facilities, posting membership growth of 41% and 37%, respectively.

Over the decade, HV/LP facilities increased their member base by 55%, the most of any business model observed in this report. While luxury & niche attained the most growth over the last half of the decade, membership at affordable/mid-market clubs rallied to close the 2010s.

Lastly, multi-facility memberships peaked in 2019, when nearly one out of four members belonged to more than one fitness facility. Multi-facility membership trends indicate the viability of a wide array of fitness options, including storefront and digital, co-existing, thriving, and likely working together, in the same marketplace.

### 3. The growth of popular equipment and activities have been impacted by the rise of dedicated boutique studios and specialized programming at traditional facilities.

Treadmills, free weights, and resistance machines remain the most popular pieces of equipment among members. From 2018 to 2019, the cardio equipment that posted the greatest growth were treadmills (+7%), group cycles (+6.9%), and rowers (+5.5%). Rowers and group cycles were often featured at niche facilities - either boutique studios or studio-like boxes within traditional health clubs.

Along with treadmills and free weights, the growth in rower and cycle utilization mirrors the increasing popularity of high-intensity and metabolic training workouts over the decade, all of which were featured at dedicated studios. HIIT closed out the decade as the most popular conditioning activity at health clubs, while yoga remained the number one mind-body discipline. Boutique studios and luxury clubs provided such activities in a class-based format as did affordable gyms that offered membership plans to trade up to group exercise and team training.

## IHRSA Health Club Consumer Report: 10 Key Findings (cont.)

### 4. Health and fitness facility members will pay more for an experience and perceived value.

Boutique studio members pay the most in monthly dues and on a per-visit basis, showing the premium these users place on a niche experience. Collectively, the average fee members paid at all studios was roughly $40 more than the average for health club members of all facilities. The average cost per visit paid by studio members was more than twice the per-visit cost of overall members.

However, members will also pay more for perceived value if a club offers an array of programming and amenities, like multipurpose facilities. Roughly one out of every four multipurpose members pay at least $100 in monthly dues. This shows the value some club-goers, particularly those with families, place on having access to a facility with a wide range of programming for all ages. Some spacious and upscale multipurpose clubs also feature an in-club boutique-like studio.

### 5. Health and fitness facility members will pay down while having the option to trade up.

Approximately two out of five members pay under $25 per month to access a health and fitness facility. Among fitness-only club members, roughly half pay less than $25 per month. Clearly, a significant share of members opt for the no-frills access to fitness equipment available at lower-priced facilities, be it HV/LP gyms or other affordably priced clubs. These same facilities may also provide membership plans to trade up to access additional offerings such as group exercise, team training, and in some cases, an in-club studio experience.

### 6. Demand for fitness showed strong growth before and, especially, during pandemic-induced closures.

Record numbers for health club usage heading into 2020 showed the high priority Americans placed on health and fitness. While fitness facility access was unavailable for weeks, if not months in most states, consumers invested in home fitness.

Data from the NPD group showed that fitness equipment sales were boosted by more than 130% at the peak of shutdowns. Treadmills, cycles, and rowers, all of which are available as connected fitness equipment, led the category in sales. In May 2020, Peloton reached a milestone of 1 million connected fitness subscribers. It's clear that for the most avid of enthusiasts, regular exercise is not only a demand, but a life priority.

### 7. Although they are casual, transient consumers now, Generation Z has the ingredients of a long-term, avid user once they increase their earning potential.

The youngest generation achieved the greatest growth over the past decade, and their early introduction to fitness should keep them patronizing health and fitness businesses in the future. According to the 2020 Physical Activity Council Overview Report, Gen Z has the highest participation rate in outdoor activities and team sports. They are also the most highly connected generation.

While a return date to team sports appears uncertain in many parts of the country, clubs may consider offering in-club (or outdoors) and virtual sports-specific training programs to keep this segment conditioned for sport. Also, family membership plans with children and youth-specific programs, both in-person and digital, can help engage the youngest users.

## IHRSA Health Club Consumer Report: 10 Key Findings (cont.)

**8. Keep serving Millennials with an experience built on popular club attractions and deliver the experience through their platforms of choice.**

According to a COVID-19 consumer survey conducted by Kelton Global, along with Generation Z, Millennials are the least worried about resuming in-person club activities, which should bode well for the future. As a transient group with one of the shortest membership tenures, it may be challenging to retain younger Millennials in the long-term, especially without a strong hybrid in-club and digital offer. Still, this group's voracious consumption of fitness and tendency to pay a premium for fitness indicates that they are willing to support multiple facilities and businesses.

In the new normal, it's critical to offer digital content for Millennials. Being active on popular social media platforms is just a start. Booking classes or gym floor reservations on their smartphone, streaming live workouts, and accessing on-demand training sessions are close to must-haves for this generation. Keep in mind the club activities popular with this group as you contemplate digital: free weights, yoga, HIIT, bodyweight training, cycling, and dance/choreographed exercise.

**9. For avid users with children, fitness is a high priority for Generation X.**

More than one-third of avid health club users are from Generation X, who are also the parents of Generation Z. Generation X has a high likelihood of purchasing family memberships and/or additional services for themselves and their families. The impact of the pandemic on school closures, job uncertainty, and telecommuting has left many in this group with the challenges of balancing home, career, and children as well as elder care responsibilities.

The new life demands placed on some Gen X'ers make convenient fitness options an imperative. Club operators can meet this need with a hybrid of in-club and digital fitness delivery. Shorter 25-30 minute live or on-demand workouts can help busy Gen X consumers engage in regular exercise. Also, consider offering nutrition guidance online for both healthy meal prep at home and healthy takeout or meal delivery.

**10. Older Boomers & Silents: the most loyal members may be the wariest of returning to their clubs.**

On average, Silents belong to their health club for an average of 7.4 years, the longest tenure of all age groups. According to the aforementioned Kelton study, older Boomers and Silents are the most worried about resuming in-person activities. It doesn't help allay concerns that the CDC has found that 8 out of 10 COVID deaths reported in the U.S. are adults ages 65 and older. Despite data attesting to the safety of health clubs and measures employed by club operators, some older members may not feel comfortable returning to clubs at an early point.

It is possible to engage the oldest segment through a hybrid offer. First, consider a one or two-hour block reserved for seniors and other high-risk populations to access the fitness center, similar to what many grocers have implemented. Second, keep in mind the popular social media platforms with the 65+ group. Nearly half (46%) of the online 65+ population in the U.S. use Facebook, while 38% use YouTube. It may be possible to deliver some of the popular lower impact activities to Older Boomers and Silents through video on their preferred platforms.

| CHAPTER 1 |

# U.S. Health & Fitness Club Member Trends

**T**he health club industry was humming along at a sustainable pace heading into 2020, only to run into an unprecedented pandemic that essentially shut down the active economy. While recovery from the current downturn will be daunting, the health club industry has shown resilience when faced with previous challenges. This chapter analyzes health and fitness facility growth since 2010, when the industry emerged from a deep recession.

## The number of U.S. health club, gym, and studio consumers reached an all-time high in 2019.

In 2019, more than 64.2 million Americans ages 6 and older belonged to a health club, an all-time high for the industry. This represents a 5.5% increase from 2018, when 60.9 million Americans were members of a health club. Since 2010, health club membership has grown by 28%. See Figure 1.1.

Figure 1.1
U.S. Health Club Members (2010-2019)



The total number of health club consumers - which includes members and non-members who used a club facility - climbed to a record high of 73.6 million Americans in 2019 (Figure 1.2). The total number of health club consumers grew by 27% since 2010.

Figure 1.2
U.S. Health Club Consumers (2010-2019)



Figure 1.3 shows the number of health club members and total users in 2010, 2015, 2017, 2018, and 2019. From 2010 to 2019, membership grew at an average annual rate of 2.7%, while the number of consumers increased by an average annual rate of 2.5%. This rate is slightly higher than U.S. GDP growth, which improved by an average annual rate of 2.3% from 2010 to 2019. To close out the decade, membership grew by 2.8% from 2018 to 2019, while the number of total users grew by 3%.

Figure 1.3
Health Club Members & Total Users (2010 - 2019)



* in millions

## Health club penetration rates among Americans reached an all-time high in 2019.

Health club member and consumer penetration rates also recorded all-time highs in 2019 (Figure 1.4). Approximately 21.2% of Americans ages 6 and up belonged to a health club in 2019, while 24.3% were health club consumers. The health club member penetration rate has grown by 20% since 2010. The consumer penetration rate has increased at a comparable rate, up by 20.5% from the start of the decade.

Figure 1.4
U.S. Health Club Member & Consumer Penetration Rates (2010 - 2019)



## Non-member and member utilization peaked in 2019.

From 2010 to 2019, the number of non-member users increased by 21%. Although a modest improvement, an average annual rate increase of 2.1% indicates sustainable growth over the long term. Over the past decade, non-member users as a percent of total consumers were basically flat. One possible explanation is that some non-member users were converted into regular-paying members. See Figure 1.5.

Figure 1.5
Non-Member Health Club, Gym & Studio Users (in millions)

|  | Non-Member Users | % of Total Consumers |
|---|---|---|
| 2010 | 7.83 | 14.8% |
| 2015 | 9.08 | 15.4% |
| 2017 | 9.28 | 14.6% |
| 2018 | 9.02 | 12.6% |
| 2019 | 9.45 | 13.9% |
| % Growth | +20.7% | -0.90% |

## Across traditional for-profit health & fitness facilities, the multipurpose segment posted the greatest growth in total memberships.

From 2010 to 2019, the number of health club members at commercial multipurpose clubs grew from 10.6 to 12.9 million, while the number of members at fitness-only facilities improved from 16.5 million to 19.1 million. Over the decade, multipurpose clubs posted a 22% increase in memberships, while fitness-only facilities recorded a 15.6% improvement. The number of members at business/corporate facilities grew by 18.5% from 3.4 million in 2010 to 4 million in 2019. See Figure 1.6. The growth is both a function of more new builds as well as increased membership at existing facilities.

Figure 1.6
Health Club Membership Growth by Segment - Traditional Health Clubs (in millions)

|  | Fitness-only | Multipurpose | Business / Corporate | YMCA / YWCA / JCC | Other nonprofit |
|---|---|---|---|---|---|
| 2010 | 16.5 | 10.6 | 3.4 | 10.3 | 13.0 |
| 2013 | 16.4 | 10.1 | 3.0 | 11.4 | 14.1 |
| 2015 | 18.0 | 11.9 | 3.2 | 8.6 | 14.0 |
| 2017 | 18.5 | 12.7 | 3.4 | 10.5 | 14.8 |
| 2019 | 19.1 | 12.9 | 4.0 | 11.8 | 16.5 |
| % Change | +15.6% | +22% | +18.5% | +14.2% | +26.7% |

## Sport-specific and indoor cycling/rowing studios posted the greatest growth among boutiques.

For the calendar year of 2015, IHRSA started tracking health club membership at six boutique studio segments listed in Figure 1.7. Collectively, the total number of studio members increased by 29% from 2015 to 2019. As the figure shows, studio membership growth varied across segments.

Indoor cycling/rowing and sports-specific studios posted the greatest growth in memberships at 105.7% and 91.8%, respectively, which was attributable to the substantial increase in new facilities for both segments. Since 2017, membership at boutique studios has held steady. It's important to keep in mind that boutique studio users often pay per class or visit; these users may not self-report as members and thus may not be reflected in membership numbers for this category.

Figure 1.7
Health Club Membership Growth by Segment - Studios (in millions)

| | Personal and /or Small Group Training | Yoga, Pilates, and/ or Barre | Indoor Cycling and/or Rowing | Bootcamp and/or Cross Training | Boxing, Martial Arts, and/or MMA | Sport - specific |
|---|---|---|---|---|---|---|
| 2015 | 5.91 | 4.64 | 2.27 | 3.64 | 1.91 | 0.96 |
| 2017 | 7.32 | 5.63 | 4.70 | 2.94 | 2.40 | 1.63 |
| 2019 | 7.47 | 5.66 | 4.66 | 2.95 | 2.36 | 1.64 |
| % Change since 2015 | +26.5% | +22% | +105.7% | -18.9% | +23.6% | +91.8% |

It would appear that membership at bootcamp/cross training studios declined over the last half of the decade, the only boutique segment to have recorded a decrease. However, the study does not contain a specific category for High Intensity Interval Training (HIIT)-focused studios, although such studios often incorporate bootcamp and cross training modalities. Based on the growth of popular HIIT-focused studios, one would assume membership increased in the segment featuring high intensity workouts. It's possible that survey respondents may not consider HIIT in a similar vein as bootcamp or cross-training.

## Across business models, HV/LP facilities claimed the greatest share of members over the second half of the decade.

In 2010, 16.7 million members indicated paying less than $25 in monthly fees, a price point characteristic of HV/LP facilities. In 2019, HV/LP facilities claimed more than 25.9 million members, accounting for 40% of the total member base, up from 33% at the start of the decade. Figure 1.8 shows membership growth rates based by monthly dues paid by users.

Figure 1.8
Health Club Member Growth by Monthly Dues (2015 - 2019, in millions)

|  | <$25/mo | $25-$49 | $50-$74 | $75-$99 | $100+ |
|---|---|---|---|---|---|
| 2015 | 22.6 | 15.7 | 6.9 | 3.6 | 6.4 |
| 2017 | 24.4 | 17.5 | 7.7 | 3.7 | 7.6 |
| 2018 | 25.0 | 18.0 | 7.7 | 3.9 | 7.9 |
| 2019 | 25.9 | 18.3 | 8.1 | 3.7 | 8.2 |
| 5 year growth | +14.8% | +16.4% | +16.8% | +2.3% | +27.6% |

## Luxury and boutique studios posted the greatest growth among business models over the past five years.

From 2015 to 2019, the number of members who paid at least $100 per month for facility access grew by 27.6%, the most of any category observed. The price point for the most expensive monthly dues segment is characteristic of luxury health clubs and boutique studios offering unlimited class sessions per month. It is interesting to note that the two segments that are most differentiated benefited from the greatest growth patterns.

Interestingly, while the market share of the $25-$49/month segment declined from 2010 to 2013, the number of members who paid this range in club dues increased over the second half of the decade. Membership plans at many 24-hour, all-access clubs and/or mid-market facilities fall within the $25-$49/month dues segment.

## By 2019, nearly one out of four U.S. health club members belonged to more than one facility.

In 2015, IHRSA started tracking multi-facility memberships. See Figure 1.9. In 2019, 23.4% of health and fitness facility members indicated belonging to more than one facility, up from 19.4% in 2015. As the diversity of health and fitness facility options grew over the decade, so did the consumption by participants, as an increasing share of members frequented more than one fitness facility by 2019.

Figure 1.9
Single vs Multi-facility Members

|  | Single | More than 1 |
|---|---|---|
| 2015 | 80.6% | 19.4% |
| 2017 | 76.7% | 23.3% |
| 2018 | 80.2% | 19.8% |
| 2019 | 76.6% | 23.4% |

## Chapter 1: 3 Key Takeaways

### 1. Health club membership and usage trends indicate sustainable growth over the long-term.

Over the decade, the average annual growth rate for health club members and total users amounted to 2.5% and 2.7%, respectively. Also, net membership growth for the industry totated 2% in 2018 and 3% in 2019.

Although characteristic of a mature industry, modest increases indicate sustainable growth over the long-term. The IHRSA Health Club Business Handbook, written by former IHRSA executive director John McCarthy, details the resilience of the health club industry over past recessions. While not recession-proof, the industry has historically been resilient during downturns, a characteristic that will be tested as the economy recovers from the COVID-19 pandemic.

### 2. Increasing penetration rates in the 2010s speaks to the significant role fitness facilities play in promoting health and physical activity.

Over the decade, the health club member penetration rate increased from 17.7% in 2010 to 21.2% in 2019. Health club consumer penetration rates also improved from 20.5% in 2010 to 24.3% in 2019.

For those affected by the pandemic, boosting immune health will become a priority, if it hasn't already. Health club membership provides consumers with the access and resources conducive to improving overall fitness and well-being.

### 3. There are multiple fitness offerings for any consumer's goals, preferences, and budget.

While growth varied across segments and business models, most categories posted membership growth over the 2010s, showing that there is a facility offering for any consumer. Across traditional for-profits, multipurpose clubs generated the greatest growth at 22%. From 2015 to 2019, sports-specific and indoor cycling/rowing studios led boutique facilities, posting membership growth of 41% and 37%, respectively.

Over the decade, HV/LP facilities increased their member base by 55%, the most of any business model observed in this report. While luxury & niche attained the most growth over the last half of the decade, membership at affordable/mid-market clubs rallied to close the 2010s.

Lastly, multi-facility memberships reached a new height in 2019, when nearly one out of four members belonged to more than one fitness facility. Multi-facility membership trends indicate the viability of a wide array of fitness options, including storefront and digital, co-existing, thriving, and likely working together, in the same marketplace.



| CHAPTER 2 |

# U.S. Health & Fitness Club Attendance & Tenure

Historically, health club member attendance has been positively correlated with duration of membership. The more frequently members use their health club, the more likely they are to remain as members. This chapter examines member attendance and tenure as well their implications on member loyalty moving forward.

## Health club, gym, and studio visits peaked in 2019.

In 2019, U.S. health club members frequented a health club, gym, or studio for a total of 6.7 billion visits, up by 9.4% from 2018, when members utilized their health and fitness facilities for a total of 6.1 billion visits. Since 2010, the total number of health club visits has grown by 45%. See Figure 2.1.

Figure 2.1
U.S. Health Club Visits (2010 vs 2019)


4.6
Billion
6.7
Billion
45%
Growth
2010
2019

## Average member attendance set a record in 2019.

Consistent with the increase in total visits over the decade, average attendance attained a peak in 2019, when members used their health and fitness facilities for an average of 109.5 visits. The average number of visits for all users, including members and non-members, was 98, also a record high for all gym goers. Year-over-year, average member attendance increased from 105 days in 2018, while average attendance for all users improved from 94 days in 2018. See Figure 2.2.

Figure 2.2
U.S. Health Club Member Average Attendance: (2010 vs 2019)

**97.5 Visits** — 2010

**109.5 Visits** — 2019

**12% Growth**

## Fitness-only club members reported the most frequent usage in 2019.

Across facility types, fitness-only club members reported the highest average attendance rate at 116 visits in 2019, consistent with 2018 results. Corporate and multipurpose members ranked second and third, respectively, recording 107 and 102 average visits in 2019. See Figure 2.3.

Figure 2.3
Average Health Club Member Attendance by Industry Segment: All Facilities

|  | 2019 | 2018 |
|---|---|---|
| Industry Overall | 109 | 101 |
| Commercial Fitness-only | 116 | 116 |
| Corporate/Business | 107 | 111 |
| Commercial Multipurpose | 102 | 104 |
| YMCA/YWCA/JCC | 100 | 101 |
| Other nonprofit | 99 | 100 |
| Studios* | 83 | 85 |

*2019 value for studios is the average attendance for the six segments observed.*

Studio members posted the least frequent attendance at an average of 83 visits in 2019 and 84 sessions in 2018. Figure 2.4 shows average attendance across studio segments in 2019 and 2018. Bootcamp and/or cross training studio members reported the highest average at 98 visits in 2019 and 89 sessions in 2018. Members of combat-focused studios posted the lowest average at 70 visits in 2019 and 76 sessions in 2018. This may be correlated based on the concept that for many studios where users pay per use or set of uses and not all on an unlimited full membership basis.

Figure 2.4
Average Health Club Member Attendance by Industry Segment: Studios Only

|  | 2019 | 2018* |
|---|---|---|
| Overall Average | 83 | 84 |
| Bootcamp and/or Cross Training | 98 | 89 |
| Indoor Cycling and/or Rowing | 87 | 92 |
| Personal and/or Small Group Training | 82 | 86 |
| Yoga, Pilates, and/or Barre | 82 | 83 |
| Sport - specific | 82 | 87 |
| Boxing, Martial Arts, and/or MMA | 70 | 76 |

*2018 attendance for individual studio segments is based on the average for each segment in 2017 and 2016 since the 2018 study did not measure attendance for each individual segment.*

## Average tenure didn't change much over the decade.

In 2010, the average member tenure within the health and fitness facility industry was 4.7 years, which was identical to the mean tenure in 2019. Closing out the decade, two-year trends in tenure and attendance frequencies show a continued positive correlation between duration of membership and facility visits. Figure 2.5 depicts average annual visits by member tenure. Members who remained in the industry for at least 6 years frequented their health and fitness center for roughly 30 sessions more than the average. This highlights the challenge of getting new users into early regular usage patterns.

Figure 2.5
Average Annual Visits by Tenure

|  | 2019 | 2018 |
|---|---|---|
| Overall | 105 | 105 |
| Up to 2 years | 76 | 77 |
| 2 to 5 years | 103 | 103 |
| 6 to 9 years | 131 | 131 |
| 10+ years | 135 | 135 |

## Multipurpose club members indicated the longest average tenure.

While fitness-only members indicated the most frequent usage across all facility types, multipurpose club members remained with their clubs for the longest duration. The average tenure for multipurpose members was 5.7 years in 2019 and 5.9 years in 2018. For studio members, the average tenure indicated was 4.4 years in 2019 and 4.5 years in 2018. Membership tenure at studios was relatively consistent across boutiques, with the exceptions of the sports-specific & yoga/Pilates/barre segments. In 2019, sports-specific studio members indicated an average tenure of 5.3 years, while yoga/Pilates/barre members reported an average tenure of 3.9 years. See Figure 2.6.

Figure 2.6
Average Health Club Member Tenure by Industry Segment: All Facilities

| | 2019 | 2018 |
|---|---|---|
| Industry Overall | 4.7 | 4.8 |
| Commercial Multipurpose | 5.7 | 5.9 |
| YMCA/YWCA/JCC | 5.1 | 5.2 |
| Corporate/Business | 4.9 | 4.9 |
| Commercial Fitness-only | 4.5 | 4.6 |
| Other nonprofit | 4.4 | 4.5 |
| Studios* | 4.4 | 4.5 |

**Denotes average for all segments combined.*

## Unsurprisingly, the most frequent users are most likely to engage with the health and fitness industry for the long-haul.

As previously mentioned, usage and tenure are historically correlated. Figure 2.7 shows that as visit frequency increased in 2019, so did the duration of membership. In particular, members who used their health and fitness center for at least 200 visits a year, or about 4 days a week, had the greatest likelihood of reaching the 10-year milestone.

Figure 2.7
Annual Visit Ranges by Membership Tenure (2019)

| | Overall | Up to 2 years | 2 to 5 years | 6 to 9 years | 10+ years |
|---|---|---|---|---|---|
| <50 visits | 34.1% | 54.6% | 35.4% | 26.4% | 22.2% |
| 50 to 99 visits | 14.6% | 17.7% | 17.5% | 10.1% | 11.6% |
| 100 to 149 visits | 14.8% | 14.0% | 17.1% | 14.1% | 17.8% |
| 150 to 199 visits | 9.8% | 7.4% | 11.1% | 14% | 12.9% |
| 200 or more visits | 18.0% | 6.3% | 19.4% | 28% | 28.2% |

## More than one out of four members are avid users, a segment highly likely to spend on additional fitness offerings.

Historically, IHRSA has defined the industry's most active members as core users: individual members who visit their facility at least 100 times annually, which amounts to roughly two times a week. In 2018, IHRSA singled out members who used their facility more than 150 times in the past year as avid users. Adopting terminology from the Tennis Industry Association (TIA), avid users are the industry's most engaged core users, a segment not only most likely to remain with the industry for the long-term, but also most likely to spend on additional services. Figure 2.8 shows the number of core and avid users in 2018 and 2019.

Figure 2.8
Number of Core & Avid Users in 2018 & 2019 (in millions)



Core (100+ visits)
Avid (150+ visits)

*Please note that core users include avid users (e.g. members who use their health and fitness facility for 150+ visits per year).*

## Chapter Two: 3 Key Takeaways

### 1. Attendance and tenure continue to be positively correlated.

"The more they play, the longer they stay" was a continued trend in the 2010s. Also, in consideration of the positive association between high volume attendance and the likelihood to pay for additional services, the long-standing adage may be modified to: "The more they play, the longer they stay, and the more they pay."

Especially for health and fitness facilities that offer non-dues services, engaging members into regular usage will pay off in the long run. Savvy club operators know the long-term value in keeping members engaged, hopefully debunking a prevailing media claim that most clubs, gyms, and studios don't want their members to visit their facilities.

### 2. Attendance peaked in 2019, while tenure remained consistent, but both metrics varied across segments.

Average attendance reached an all-time high in 2019 at 109 visits, as fitness-only clubs led the way at an average of 116 sessions. While the average tenure was 4.7 years, multipurpose garnered the longest duration of membership at an average of 5.7 years. Studios averaged 83 visits and a membership tenure of 4.4 years.

According to the IHRSA Health Club Business Handbook, over economic downturns occurring in the past 25 years, indoor/outdoor multipurpose facilities were the most resilient. The publication also asserts that a winnowing of the industry every 10 years can be healthy (albeit painful for some club operators). It will be interesting to see what the already dynamic landscape of the health and fitness facility industry will look like following the pandemic-related closures, consolidations, and restructurings.

### 3. Frequent usage may help predict a member's likelihood to return post-COVID.

In 2019, approximately 43% of health club members were core users, while 28% were avid gym goers. In What Members Say Matters, a ClubIntel study of roughly 2,000 health and fitness facility members, more than half of members who used their facility for an average of 12 visits or more a month indicated a strong likelihood to return. Roughly 37% of members who used their club for 8 to 12 visits a month also reported a very high likelihood to return. This creates an element of predictability for club businesses. As this Chapter bears out, engaging members into frequent attendance bodes well for the bottom line and long-term outlook for fitness facilities emerging from pandemic-related shutdowns.

| CHAPTER 3 |

# Health & Fitness Club Member Fees

Health club members can access a variety of fitness facilities at a price point of their choosing. There is a health club offering for just about any budget. This chapter examines member fees over the past decade and analyzes price point distinctions across facility segments.

## Membership fees for health and fitness facilities flattened out over the last half of the decade.

In 2019, members paid an average of $51 in monthly dues, some $3 less than the average fee paid in 2015. In nominal dollars, average fees peaked in 2015, at $54 per month. See Figure 3.1. This may be a function of increased competition and a trend to also collect non-dues revenue from various sources. Also, this is a function of the increased members of HV/LP facilities, where members could trade down from higher-priced alternatives.

Figure 3.1
U.S. Health & Fitness Facility Fees (2010-2019)



2010 ◆ $40
2013 ◆ $46
2015 ◆ $54
2017 ◆ $52
2019 ◆ $51

Figure 3.2 compares the total percentage change in dues over the past five years to the cumulative change in the consumer price index (CPI) over the same time period. While the cumulative CPI for all items increased by 8.4%, the percentage change in monthly dues declined by 5.6%.

Figure 3.2
Five Year % Change in Average Monthly Dues and Cumulative CPI - All Items (2015-2019)



Cumulative CPI     Average Monthly Dues

+8.40%             -5.56%

## Average monthly dues members paid held steady over the past few years.

The average monthly dues members paid in 2019 was relatively consistent with 2018. See Figure 3.3. From 2018 to 2019, the fees members indicated paying to access a health and fitness facility didn't vary much for most segments. However, it is important to note the $4 decrease in fees that members reported paying to access studio facilities in 2019 (**$90 per month**) relative to 2018 ($94 per month). Since 2017, the average monthly fee for studios decreased by $6.

Figure 3.3
Average Monthly Dues Paid by Commercial Health & Fitness Facility Members (2018 vs 2019).



## Among boutiques, sports-specific studio members paid the most per month.

Figure 3.4 shows the average fee members paid to access six boutique studio segments. Sports-specific studio members paid an average of $105 in monthly fees, the most across observed studio segments. Bootcamp/cross-training and combat-focused studio members were a distant second and third, having paid an average of $90 and $88, respectively.

Figure 3.4
Average Monthly Dues Paid by Studio Members in 2019



## Two out of five members paid under $25/month to access fitness facilities in 2019 and 2018.

Although the average monthly dues fee paid by members was $52 in 2019 and $51 in 2018, roughly two out of five members paid less than $25 in monthly dues during both years. Understandably, fitness-only club members had the highest likelihood of paying under $25 per month, largely due to the proliferation of HV/LP gyms. Half of fitness-only club members paid less than $25 in monthly fees. See Figure 3.5.

Figure 3.5
2019 Monthly Member Fee Ranges Paid by Commercial Fitness Facility Members
(as a % of members per facility segment)



Legend:
- All Facilities
- Studios
- Multipurpose
- Corporate/business
- Fitness-only

<$25/mo: 40%, 23%, 50%, 45%, 25%
$25-$49/mo: 29%, 31%, 29%, 27%, 25%
$50-$99/mo: 18%, 23%, 13%, 13%, 22%
$100+: 13%, 23%, 9%, 15%, 28%

## Studio & multipurpose users were more likely to pay the highest monthly fees.

Across commercial fitness facilities, members of studios and multipurpose clubs were most likely to pay at least $100 in monthly dues. In 2018, roughly 31% of studio members paid at least $100 in monthly dues, while 28% paid at least $100 per month in 2019. The percentage of multipurpose members who paid at least $100 in monthly dues was the same in 2018 and 2019 at 23%.

## Members pay the most per visit to access boutique studios.

On average in both 2019 and 2018, members of boutique studios paid roughly $13 per visit, more than twice the average for all facilities. Multipurpose club members were a distant second to studio users in price paid per visit at $8.80 in 2019 and $8.54 in 2018. Fitness-only club members paid the least per visit at $4.20 in 2019 and $4.03 in 2018. See Figure 3.6.

Figure 3.6
Average Cost Per Visit Per Segment



2018: $6.18, $13.27, $8.54, $6.81, $4.03
2019: $5.80, $13.00, $8.80, $7.20, $4.20

Legend:
- All Facilities
- Studios
- Multipurpose
- Corporate/business
- Fitness-only

## Chapter Three: Three Key Takeaways

### 1. Health club fees hit a plateau to close out the decade, but continued COVID-related restrictions may impact future pricing.

Membership fees flattened out over the last half of the decade as users indicated paying an average of $51 per month. Looking ahead, it will be interesting to see how fees will change in 2020 and beyond. As businesses reopened after pandemic-related closures, most states mandated capacity restrictions for establishments such as health clubs.

At the time of writing, restrictions in the U.S. range from 25% - 60% capacity. If such limitations persist for health clubs, gyms, and studios, it may impact fee levels in some markets if the supply for access does not meet demand.

### 2. Health and fitness facility members will pay more for an experience and perceived value.

Boutique studio members pay the most in monthly dues and on a per-visit basis, showing the premium these users place on a niche experience. Collectively, the average fee members paid at all studios was roughly $40 more than the average for health club members of all facilities. The average cost per visit paid by studio members was more than twice the per-visit cost of overall members.

However, members will also pay more for perceived value if a club offers an array of programming and amenities, like multipurpose facilities. Roughly one out of every four multipurpose members pay at least $100 in monthly dues. This shows the value some club-goers, particularly those with families, place on having access to a facility with a wide range of programming for all ages. Some spacious and upscale multipurpose clubs also feature an in-club boutique-like studio.

### 3. Health and fitness facility members will pay down while having the option to trade up.

Approximately two out of five members pay under $25 per month to access a health and fitness facility. Among fitness-only studio members, roughly half pay less than $25 per month. Clearly, a significant share of members opt for the ease of access to fitness equipment available at lower-priced facilities, be it HV/LP gyms or other affordably priced clubs. These same facilities may also provide membership plans to trade up to access additional offerings such as group exercise, team training, free guests, self-service spa amenities, and in some cases, an in-club studio experience.



| CHAPTER 4 |

# Activity Participation & Equipment Usage at Health Clubs

The activities and equipment available at health and fitness centers are key factors affecting consumers' use of these facilities. This chapter examines activity participation and equipment utilization over the past decade, focusing on trends in recent years. It also provides insights on how popular activities and equipment utilization are driving member usage.

## Utilization of popular fitness equipment increased at a rate comparable to overall health club membership.

The most popular fitness equipment remained relatively consistent over the decade. Among members, treadmills and resistance machines were the most popular, followed closely by free weights. In 2019, roughly 28.3 million members used a treadmill, while 21.4 million used resistance machines and 20.6 million utilized free weights. Stationary cycling and ellipticals claimed a similar share of members as roughly 16 million indicated using either type of cardio equipment. Figure 4.1 shows fitness equipment utilization at health clubs from 2010 to 2019.

Figure 4.1
Health Club Member Equipment Utilization (2010 to 2019)



*For the 2015 Physical Activity Council (PAC)/IHRSA survey, stationary cycling was changed to include both upright and recumbent options.
**Kettlebells were added to the PAC/IHRSA survey in 2015.*

## Treadmills, resistance machines, and free weights remain the most popular pieces of equipment.

Among the top three types of equipment, growth in participation varied. Figure 4.2 shows percent change in health club equipment utilization from 2010 to 2019. As can be seen, treadmill and free weight usage grew at a comparable rate to health club membership overall. The number of treadmill users at health clubs increased by 26%, while the number of free weight users grew by 25%.

Figure 4.2
Health Club Member Equipment Utilization (2010 - 2019)



- Treadmills +26%
- Resistance Machines -0.68%
- Free weights (DB/Hand weights) +25.05%
- Ellipticals +1.14%
- Free weights (Barbell) +18.37%
- Stairclimbing Machines +20.45
- Rowers +45.2%

## Rowers posted the greatest growth in member utilization over the decade.

Utilization of resistance machines at health clubs was essentially flat. It is important to note that, in the survey, resistance machines include both selectorized (single and multi-station) as well as plate-loaded options. Some individual strength machines, namely those targeting the core and larger muscle groups, may have experienced growth in member utilization considering the trend towards integrated strength training over the decade. It is also important to note the increased utilization of rowers. Member utilization of rowers increased by 45% over the decade, the most of any equipment.

## More than two out of five health club members utilized treadmills in 2019, the most popular piece of cardio equipment.

As can be seen in Figure 4.3, cardio equipment usage at health clubs has been relatively consistent in 2018 and 2019. Treadmills remain the most popular piece of cardio equipment as more than two out of five members indicated using a treadmill in 2018 (42%) and 2019 (44%). From 2018 to 2019, the number of members who used a treadmill grew by 7%. Rowers posted the third-greatest year-over-year (YoY) growth rate as more than 5% of members used a rower in 2019 in comparison with 2018. Stationary cycling and ellipticals/cross-trainers ranked second and third in popularity, with each claiming approximately 25% of total members, which amounted to roughly 16 million users. Cycling utilization in group class settings posted the second-fastest growth at 6.9% from 2018 to 2019.

Figure 4.3
Cardio Equipment Utilization 2018 & 2019 (in millions)



## Health club member usage of resistance training equipment held steady in 2018 and 2019.

To close out the decade, health club member utilization of resistance training equipment decreased slightly by 2% from 2018 to 2019. Still, resistance machines are the most popular strength training equipment tools, while dumbbell free weights rank second in popularity as 21.4 million members used the former and 20.6 million members used the latter. Barbell and kettlebell utilization held steady in 2018 and 2019. See Figure 4.4.

Figure 4.4
Strength Training Equipment Utilization 2018 & 2019 (in millions)



## Strong fitness equipment sales over the pandemic indicate continued demand for health club facilities.

According to retail data compiled by the NPD Group, health and fitness equipment sales grew significantly over the pandemic. In March 2020, overall fitness equipment sales rose by 130% relative to March 2019. Demand for fitness equipment continued throughout the summer and fall.  As health and fitness facilities closed in the U.S., consumers dramatically increased their investment in home fitness.

Fitness equipment sales during shutdowns highlights the demand for fitness facilities as avid exercisers may have sought to replicate at home the training environment they had access to at their clubs pre-Covid. According to the NPD group, treadmills, rowers, and stationary bikes all saw a boost in sales, consistent with recent equipment usage trends at facilities as well as the increasing demand for connected fitness equipment and subscription exercise programs.

## Bodyweight training posted the greatest growth among in-club activities over the decade.

The top three activities among health club members in 2010 were not the same at the close of the decade. In 2010, yoga, high impact aerobics, and aquatic exercise were the most popular activities. Although yoga was still the most popular in 2019, over the course of the decade, high impact aerobics gave way to high-intensity interval training (HIIT) as the second most popular activity. Hot yoga found significant popularity. Group cycling was spurred by the proliferation of dedicated boutique studios offering a high volume of classes and a variety of instruction. By 2019, bodyweight/calisthenics training replaced aquatic exercise to round out the top three activities among members. See Figure 4.5.

Figure 4.5
Health Club Member Activity Participation (2010 - 2019)


Yoga
High-Intensity Interval Training
Aerobics (High Impact)*
Bodyweight/calisthenics
Aquatic Exercises
Group Cycling
Cardio Kickboxing
Pilates
Boot Camp
Barre
Tai Chi
2010
2013
2015
2017
2019
0
5
10
15
20

Number of health club members (in millions)
**For the 2015 PAC/IHRSA survey, Aerobics (High Impact) was removed and High Intensity Interval Training was added.*

## Across conditioning activities, HIIT attracted the most in-club participants in 2019.

While bodyweight training recorded the greatest growth in member participation over the 2010s, by 2019, high-intensity interval training ranked first in popularity among conditioning activities at health and fitness facilities. It also posted the greatest YoY growth as nearly 8% more members participated in HIIT in 2019 relative to 2018. Bodyweight training/calisthenics and dance, step & other choreographed exercise ranked second and third in popularity, each attracting approximately 10 million health club members in 2019. See Figure 4.6.

Figure 4.6
Health Club Member Participation: Conditioning Activities 2018 & 2019 (in millions)



## More than one out of five members engaged in yoga in 2019, the top mind-body offering at health and fitness facilities.

Not to be overshadowed by the significant growth of bodyweight training and calisthenics, yoga posted the second-fastest growth among in-club activities in the 2010s. To close out the decade, member participation in yoga grew by 8% from 2018 to 2019. A distant second in mind-body offerings, Pilates attracted nearly 5 million health and fitness facility members in 2019, while Barre and Tai Chi engaged roughly two million each. See Figure 4.7.

Figure 4.7
Health Club Member Participation: Mind-Body & Flexibility Activities 2018 & 2019 (in millions)



## Member in-club participation mirrors overall fitness participation trends among Americans, with a couple of exceptions.

Based on the Physical Activity Council's (PAC) topline fitness and sports participation findings, Figure 4.8 shows overall fitness equipment utilization and participation among Americans ages 6 and older. Overall, the popularity of most equipment and activity options tracks consistently with health club member utilization and participation, with a couple of exceptions.

Figure 4.8
Overall American Fitness Equipment Utilization & Activity Participation in 2018 & 2019 via PAC (in millions & as a % of total Americans ages 6+)

| Fitness Equipment/Activity | 2019 Total | 2019 % of Total | 2018 Total | 2018 % of Total |
|---|---|---|---|---|
| Treadmill | 56.8 | 18.8% | 53.7 | 17.9% |
| Free Weights (Dumbbells/Hand Weights) | 51.5 | 17.0% | 51.3 | 17.1% |
| Stationary Cycling (Recumbent/Upright) | 37.1 | 12.2% | 36.7 | 12.2% |
| Weight/Resistance Machines | 36.2 | 12.0% | 36.4 | 12.1% |
| Elliptical Motion/Cross-Trainer | 33.1 | 10.9% | 33.2 | 11.1% |
| Yoga | 30.5 | 10.1% | 28.7 | 9.6% |
| Free Weights (Barbells) | 28.4 | 9.4% | 27.8 | 9.3% |
| Dance, Step, and Other Choreographed Exercise to Music | 24.0 | 7.9% | 22.4 | 7.4% |
| Bodyweight Training/Calisthenics | 23.5 | 7.8% | 24.2 | 8.0% |
| High Impact/Intensity Training | 22.0 | 7.3% | 21.6 | 7.2% |
| Stair-Climbing Machine | 15.4 | 5.1% | 15.0 | 5.0% |
| Cross-Training Style Workouts | 13.5 | 4.5% | 13.3 | 4.4% |
| Kettlebells | 12.9 | 4.2% | 12.5 | 4.2% |
| Rowing Machine | 12.8 | 4.2% | 12.1 | 4.0% |
| Aquatic Exercise | 11.2 | 3.7% | 10.5 | 3.5% |
| Stationary Cycling (Group) | 9.9 | 3.3% | 9.4 | 3.1% |
| Pilates Training | 9.2 | 3.1% | 9.1 | 3.0% |
| Cardio Kickboxing | 7.0 | 2.3% | 6.8 | 2.3% |
| Boot Camp Style Training | 6.8 | 2.3% | 6.7 | 2.2% |
| Tai Chi | 3.8 | 1.3% | 3.8 | 1.3% |
| Barre | 3.7 | 1.2% | 3.5 | 1.2% |

Stationary cycling ranks higher in popularity than resistance machines for the overall population, understandably so considering the growth of internet connected cycles and the affordability and limited space needs of a stationary bike in comparison with resistance machines. Dance, step, and other choreographed exercise is the most popular conditioning activity among Americans overall, whereas the U.S. health club population ranks HIIT first. See Figure 4.9.

## Health club members are highly likely to engage in a variety of sports and recreational activities.

Health club members participate in a wide range of sports and recreational activities, both inside and outside of the club. The top two recreational activities that claim participation from roughly one out of four members, comparable to the utilization rates of elliptical trainers and stationary bikes, are day hiking and bowling. Figure 4.9 lists the top 15 sports and recreational activities members participate in. As many as 12 of the top 15 activities are outdoor sports and recreation as members can also take part in basketball, table tennis, and tennis indoors at athletic facilities.

Figure 4.9
Health Club Member Sports & Recreational Participation in 2019: Top 15 Activities

| Sport/Activity | in millions | % of Total Members |
|---|---|---|
| Hiking (Day) | 17.2 | 26.8% |
| Bowling | 15.6 | 24.3% |
| Bicycling (Road/Paved Surface) | 10.8 | 16.9% |
| Fishing (Freshwater/Other) | 9.1 | 14.2% |
| Basketball | 9.1 | 14.1% |
| Camping (Within 1/4 Mile of Vehicle/Home) | 8.3 | 13.0% |
| Golf on a 9 or 18-hole golf course | 8.0 | 12.5% |
| Tennis | 7.6 | 11.9% |
| Table Tennis | 6.7 | 10.4% |
| Trail Running | 6.4 | 10.0% |
| Wildlife Viewing More Than 1/4 Mile From Home/Vehicle | 5.7 | 8.9% |
| Baseball | 5.3 | 8.3% |
| Kayaking (Recreational) | 4.6 | 7.2% |
| Camping (RV) | 4.5 | 7.0% |
| Ice Skating | 4.3 | 6.7% |

## Chapter Four: 3 Key Takeaways

### 1. The growth of popular equipment and activities have been impacted by the rise of dedicated boutique studios and specialized programming at traditional facilities.

Treadmills, free weights, and resistance machines remain the most popular pieces of equipment among members. From 2018 to 2019, the cardio equipment that posted the greatest growth were treadmills (+7%), group cycles (+6.9%), and rowers (+5.5%). Rowers and group cycles were often featured at niche facilities - either boutique studios or studio-like spaces within traditional health clubs.

Along with treadmills and free weights, the growth in rower and cycle utilization mirrors the increasing popularity of high-intensity and metabolic training workouts over the decade, all of which were featured at dedicated studios. HIIT closed out the decade as the most popular conditioning activity at health clubs, while yoga remained the number one mind-body discipline. Boutique studios and luxury clubs provided such activities in a class-based format as did affordable gyms that offered membership plans to trade up to group exercise and team training services.

### 2. Demand for fitness showed strong growth before and, especially, during pandemic-induced closures.

Record numbers for health club usage heading into 2020 showed the high priority Americans placed on health and fitness. While fitness facility access was unavailable for weeks, if not months in most states, consumers invested in home fitness experiences.

Data from the NPD group showed that fitness equipment sales were boosted by more than 130% at the peak of shutdowns. Treadmills, cycles, and rowers, all of which are available as connected fitness equipment, led the category in sales. In May 2020, Peloton reached a milestone of 1 million connected fitness subscribers. It's clear that for the most avid of enthusiasts, regular exercise is not only a demand, but a life priority.

### 3. Health club members are inclined to engage in physical activity using a variety of venues and platforms of delivery.

Whether it is in-club, at home, or outdoors, health club members engage in regular activity at multiple venues. Live virtual classes or on-demand workouts are part of the options club members use to meet their fitness and wellness needs and goals.

In-club and non-club offers don't need to be competing spaces. In a Beachbody survey of 1,000 American adults, 87% indicated that they plan to continue at-home workouts once they return to their gyms. More than 3 out of 5 (63%) preferred to have a blend of at-home and in-gym workouts. Fitness users have moved towards omni channels. For health club operators, the need to employ multiple platforms of delivery - with a hybrid of in-person and digital offerings - is paramount. Club operators were forced to pivot due to COVID, and a number of savvy brick and mortar businesses responded to the demand for a digital component.

| CHAPTER 5 |

# Health & Fitness Club Members by Gender

This chapter examines health club membership growth and usage trends by gender. It also delves into equipment utilization and activity participation differences between genders. Understanding key distinctions between genders can be helpful to club operators as they develop programs, messaging, and platforms of delivery to target each (or one specific) gender.

## Over the decade, health club membership among females grew at a faster rate than males.

In the 2010s, the number of female health and fitness facility members outpaced the number of male members. From 2010 to 2019, the number of female health club goers grew by 32.2%, while male users increased by 23.2%. See Figure 5.1.

Figure 5.1
U.S. Health Club Members by Gender (in millions)



At the start of the decade, the ratio of male to female health club members was slightly in favor of males. By the end of the decade, the breakout was nearly even with a marginal edge towards females as they made up 50.5% of total health club membership, while males comprised 49.5% of membership. A near 50-50 male-to-female ratio split is a historical characteristic of health club membership by gender. See Figure 5.2.

Figure 5.2
U.S. Health Club Members by Gender (2010 vs 2019)



*1 The annual fitness and sports participation study demographic groups are based on the U.S. Census questionnaire. To date, analysis of non-binary gender groups is not available yet, but may be in the future.*

## On average, male members pay more than females and use the club slightly more frequently.

While averages may not reveal the full spectrum of health club member behavior by gender, they present some interesting distinctions. These distinctions help shed light on how member fees, tenure, and usage vary between the genders.

In 2019, the typical male member:

• Paid an average $54/month in membership dues and was more likely to pay a premium for access as 65% of members that paid more than $200 per month were males;

• Belonged to a health club for an average of 5 years, about four months longer than the overall average; and

• Used a health and fitness facility an average of 106 visits and was slightly more likely to be an avid user (150+ visits/year).

In contrast, the typical female member:

• Paid an average of $50/month in membership dues and was more likely to pay less for access as more than half of members who paid less than $100 per month were females;

• Belonged to a health club for an average of 4.4 years, about four months shorter than the overall average; and

• Used a health and fitness facility an average of 102 visits and was slightly more likely to be a less frequent user (<100 visits/year).

## Males are more likely than females to belong to a multipurpose club.

Figure 5.3 shows health club membership by gender at various types of facilities in 2019. Males were more likely than females to belong to a multipurpose facility, a finding consistent with historical results. Females were slightly more likely to be a member of a YMCA/YWCA/JCC. Collectively, the studio category attracted the greatest number of memberships.

Figure 5.3
U.S. Health Club Members by Gender (2010 vs 2019)



## Females are more likely to belong to a yoga, Pilates, or barre studio, while males are more likely to engage in sports-specific studios.

Males and females have a near equal likelihood of belonging to a studio, but there are some key distinctions in preferences. See Figure 5.4. In 2019, males and females were equally likely to belong to a personal training and/or a small group training studio. However, females were more likely to belong to yoga, Pilates, barre or indoor cycling/rowing boutiques, while males were more likely to belong to combat-focused and sports-specific studios.

Figure 5.4
Boutique Studio Members by Gender in 2019 (as a % of total members per segment)



## Females are higher-volume cardio equipment users at health clubs.

Not surprisingly, the popularity of cardio equipment by gender tracks consistently with over-all membership utilization. Consistent with historical findings, females were higher-volume cardio equipment users and were more likely to utilize a broader range of cardio equipment than males. In particular, females are much more likely to use stair-climbing machines.

Figure 5.5
Health Club Member Cardio Equipment Utilization by Gender in 2019 (in millions)



## Males are higher volume users of strength equipment overall.

Similar to cardio equipment, the popularity of strength training equipment between genders tracks with overall membership utilization. In 2019, males were higher volume users of strength training equipment in comparison to females, which is also consistent with historical findings. However, females were more likely to use kettlebells; nearly three out of five members who used kettlebells were females. See Figure 5.6.

Figure 5.6
Health Club Member Strength Training Equipment Utilization by Gender in 2019 (in millions)



## Females are more likely to engage in club activities typically delivered in a group-based format.

Figures 5.7 and 5.8 show health club member activity participation by gender. Females are more likely to engage in group-based activities, both conditioning and mind-body protocols. Across all activities, yoga and Pilates ranked first and second, respectively, among females. The top conditioning options among females were HIIT; dance, step & other choreographed exercise; and bodyweight/calisthenics training. For males, the top three activities were HIIT, bodyweight/calisthenics training, and yoga.

Figure 5.7
Health Club Member Participation by Gender: Conditioning Activities in 2019 (in millions)



Figure 5.8
2019 Health Club Member Participation by Gender: Mind-Body Activities (in millions)



## Males are more likely to participate in athletic activities at health clubs.

At many health clubs, multipurpose facilities in particular, health club members have access to facilities beyond the gym floor and group exercise room. Figure 5.9 shows member participation in athletic activities by gender. Overall, with the exception of badminton, males are more likely to participate in athletic activities. This correlates positively with the higher likelihood of males belonging to multipurpose clubs.

Figure 5.9
Health Club Member Athletic Activity Participation by Gender in 2019 (in millions)



## There are more female-centric attractions at health clubs.

As shown, males and females were drawn to different activities and equipment in 2019. Figures 5.10 and 5.11 show the top male and female activities and equipment use at health clubs. As can be seen, most club attractions engage a greater percentage of female members. There were roughly six male-centric club attractions in comparison with 17 female-centric attractions.

Figure 5.10
Top Attractions among Male Members at Health & Fitness Facilities in 2019 (percent of total participants)



The male-centric attractions are primarily sports-specific and equipment-based, while female-centric attractions are characterized by group-based activities. The top three attractions among males were squash, racquetball, and free weights (barbells). The top three among females were Pilates; dance, step & other choreographed exercise; and yoga.

Figure 5.11
Top Attractions among Female Members at Health & Fitness Facilities in 2019 (percent of total participants)


Pilates 79%
Dance, Step & Other Choreographed Exercise 77%
Yoga 74%
Barre 70%
Boot Camp 67%
Cardio Kickboxing 65%
Stair-climbing machines 60%
Cross-Training Workouts 60%
Aquatic Exercise 59%
Stationary cycling (group) 59%
High-Intensity Interval Training 59%
Bodyweight/calisthenics 57%
Stationary cycling (upright/recumbent) 56%
Kettlebells 56%
Treadmills 55%
Rowers 55%
Elliptical/cross trainers 55%
Badminton 54%

## Chapter Five: 3 Key Takeaways

**1. On average, not only do males pay more in monthly dues, but they also visit their health clubs more frequently and typically stay longer than female health club members.**

Usage before club closures may serve as a predictor for likelihood to return, an assertion made in Chapter 1 of this report. According to the ClubIntel study referenced earlier, What Members Say Matters, 68% of adult male health and fitness facilities members indicated they were either fairly (26%) or highly likely (42%) to return, while 63% of women indicated a fair (30%) or high (33%) likelihood of returning. It is important to note that the survey was conducted in late spring 2020 while many clubs were closed.

**2. Males are more likely to participate in independent or partner-based activities at health clubs. They are also more likely to engage in sports.**

The six male-centric attractions at health clubs are strength training and athletic activities. While free weights (dumbbells and barbells) are often integrated in group programming, along with resistance machines, free weights are typically utilized independently at health clubs. Squash, racquetball, and tennis, the other three male-centric club attractions, require a playing partner.

For health and fitness facilities that are building a hybrid of in-club and digital offerings, consider the following for your male members:

• **A smartphone application and/or online membership portal to book court and fitness floor time.** Due to mandated capacity restrictions, many clubs have implemented such a booking system.

• **Athletic goal or event-based exercise/fitness programs** made available in the club as well as on the facility's smartphone app, member portal, and/or premium channel on a video hosting platform.

**3. Females are more likely than males to participate in group-based activities. They are also much more likely to engage in mind-body disciplines.**

More than half of the female-centric club activities are typically conducted in a group setting. Consider the following hybrid of in-club and digital offerings for female members:

• **Live-streamed group exercise workouts.** If females may be more hesitant to return to clubs following closures, live-streaming group exercise/training workouts is a way to keep them engaged with their favorite programs at their health club.

• **Incorporate wearable fitness trackers to monitor effort of members and clients during group exercise and training sessions.** According to Pew Research, one out of four adult women use a smartwatch or fitness tracker. Integrating wearables as part of in-person or remote training sessions can be a way to not only hold participants accountable to exercising at their target pace, but also a way to recreate the social energy and healthy competitiveness of group training.

It's important to keep in mind that although behavioral and participation distinctions exist between genders, the suggested hybrid offerings may appeal to and engage both genders as well as multiple age groups.

# Health Club Members by Age

A t health and fitness facilities, there are programs, activities, and equipment options consumers of all ages can use to reach their fitness and wellness goals. This chapter examines membership trends and behavior by age and generational groups. Key takeaways for each age and generational group are also discussed.

## Youths under the age of 18 posted the greatest growth among age groups from 2010 to 2019.

As shown in Figure 6.1, the under-18 age group increased by 69.8%, the most of any age group observed over the decade. The 55-64 age bracket was next with 42.5% growth, while the 65+ cohort was third, having grown by 34.2% in the 2010s. The 18-34 and 35-54 age group posted more moderate growth at 23.8% and 11.6%, respectively.

Figure 6.1
U.S. Health Club Members by Age (in millions)



## Young-to-middle age adult market share of membership flattened out as the youth population grew over the decade.

Figure 6.2 provides a snapshot of health club membership by age as a percent of total membership, comparing 2010 with 2019 results. Evidently, the growth in the youngest age group had an impact on the makeup of health club members. As a percentage of membership, the 35-54 age group lost market share, declining from 35.2% to 30.7% of total members, while the 6-17 age group grew in market share, from 12.1% to 16.1% of total members. The 35-54 age group still increased slightly in overall numbers but fell as a percentage of the total. Clubs created more children's programming, often as part of family memberships.

Figure 6.2
Health Club Members by Age (2010 vs 2019)



## More than one-third of health and fitness facility members are Millennials.

In 2018 and 2019, health club membership makeup for the industry and facility segments was analyzed by generational groups. Figure 6.3 shows membership at fitness facilities by generation in 2018 and 2019. More than one-third of gym users were Millennials in 2019, while Generation X accounted for 22% of total members. Boomers claimed 21% of market share, Gen Z 16%, and Silents 6%.

Figure 6.3
U.S. Health Club Members by Generation (as a % of total members, based on year of birth)



## Nearly half of boutique studio and corporate club members are Millennials.

Generational groups are distinct in their health and fitness center preferences. Figure 6.4 shows U.S. health club members by generation across six facility types in 2019. Understandably, Millennials claim the greatest share of membership for all categories. In particular, nearly half of corporate/business (48%) and studio (46%) members are Millennials.

Figure 6.4
Health Club Members by Generation in 2019: Facility Segments (as a % of total members, based on year of birth)



## Across commercial segments, Gen X & Boomers are more likely to belong to a fitness-only facility, while Gen Z is more likely to be a member of boutique studios.

More than half of fitness-only facility members are from the Generation X or Boomer population. Nearly one out of four studio members are Gen Zers. Collectively, 70% of studio members are either from the Gen Z or Millennial populations. It is important to note that Gen Z is also highly likely to belong to a YMCA/YWCA/JCC facility, likely for such activities as swimming classes, martial arts training, and introductions to various sports (soccer, basketball, etc.).

## Studios attract the youngest consumers, and fitness-only clubs the oldest.

In 2019, the average age of a health club member was 38, down from the average age of 41 at the start of the decade. Figure 6.5 shows the average age of members by facility type. Studios attracted the youngest users as the average age of a boutique studio member was 30 in 2019.

At an average age of 41, fitness-only clubs attract the oldest members, which is understandable for two reasons. First, multipurpose and studio facilities are more likely to specialize in youth-specific programming, while the former typically provides family programming as well. Second, as the least expensive segment, fitness-only clubs may be more likely to fit in the budgets of seniors/retirees on fixed incomes.

Figure 6.5
Average Age of Health Club Members by Facility Segment in 2019



| | |
|---|---|
| Multipurpose | 36 |
| Fitness-only | 41 |
| YMCA / YWCA / JCC | 36 |
| Other nonprofit | 37 |
| Corporate / Business | 35 |
| Studios | 30 |

## The youngest members are more likely to be casual, short-term users, but spend the highest, on average, in monthly dues.

The likelihood of the youngest members to be casual, short-term users may be influenced by the fact that studio users often pay per visit rather than by month. The youngest age group observed in the study is between the ages of 6-17, which overlaps with Generation Z. In 2019, a health club member under the age of 18:

• Paid (or parents paid) an average of $63.50/month in dues as this age group had one of the highest penetration rates for studio utilization;

• Belonged to a health and fitness facility for an average of 3.3 years, nearly 1.5 fewer years than the average duration for all members; and

• Used a health club for 72 visits, the least frequent attendance across all age groups.

## Six of the top 10 club attractions among the youngest members are cardio- and conditioning-focused.

Among members under the age of 18, six of the top 10 equipment and activities at health clubs were cardio and conditioning options in 2019. Figure 6.6 lists the top 10 club attractions for members between the ages of 6-17, which comprise the Generation Z cohort:

• The number one piece of cardio equipment was the treadmill as 23% of members under the age of 18 indicated using treadmills in 2019 (it's possible this age group also used the treadmill at home);

• The most popular strength training tool was free weights (dumbbells/hand weights), as members between the ages of 13-17 drove utilization of strength training equipment;

• Dance, step, and other choreographed exercise was the most popular cardio/conditioning activity, as most participants from this segment were between 6-13 years of age; and

• Yoga was the top mind-body activity, consistent with overall member participation trends in mind-body exercise.

Figure 6.6
Top 10 Club Attractions by Age: Under 18 Group (Gen Z)



| | |
|---|---|
| Treadmills | 23% |
| Dance, Step & Other Choreographed Exercise | 19% |
| Free weights (DUMBBELL/Hand weights) | 17% |
| Yoga | 14% |
| High-intensity Interval Training | 14% |
| Resistance Machines | 14% |
| Ellipticals/cross-trainers | 13% |
| Stationary cycling (upright/recumbent) | 13% |
| Bodyweight/Calisthenics | 12% |
| Free weights (barbells) | 11% |

## While transient in membership tenure, Millennials are the most likely generation to pay a premium in monthly dues.

In 2019, members between the ages of 18-34, who are predominantly Millennials, claimed the greatest share of membership. In 2019, the typical member between the ages of 18-34:

• Paid an average of $58.50/month in dues, as 33% of members that paid at least $200 in monthly dues were between the ages of 25-34;

• Belonged to a health club for an average of 3.3 years, as the 18-24 age group indicated the shortest membership duration for all age groups observed at an average of 2.9 years (keep in mind the 18-24 age group is also typically college-aged and may not be local the entire course of a year); and

• Used a health club for an average of 94 visits, roughly 14 visits less than the overall average for all members.

## Most popular club attractions among Millennials correlate positively with programming at boutique studios.

Half of the top 10 club attractions among Millennials are equipment, many of which are integrated in group exercise or training formats, including treadmills, dumbbells, barbells, and cycles. Figure 6.7 shows the top 10 club attractions among members between the ages of 18-34, who are predominantly Millennials. HIIT ranked first among conditioning activities and yoga was the number one mind-body discipline. All of these club attractions are integrated in specialized programming available at boutique studios, where nearly half of members are Millennials.

Figure 6.7
Top 10 Club Attractions by Age: 18-34 Group (Predominantly Millennials)



| | |
|---|---|
| Treadmills | 48% |
| Free weights (Dumbbell/Hand weights) | 38% |
| Resistance Machines | 35% |
| Yoga | 32% |
| High-intensity Interval Training | 29% |
| Free weights (barbells) | 28% |
| Stationary cycling (upright/recumbent) | 27% |
| Ellipticals/cross-trainers | 26% |
| Bodyweight/Calisthenics | 19% |
| Dance, Step & Other Choreographed Exercise | 18% |

## Generation X accounts for the greatest share of avid health club users.

More than 30% of health club members are between the ages of 35-54, consisting predominantly of Generation X. In 2019, members between the ages of 35-54:

• Paid an average of $48.80/month in dues (some may also have paid monthly dues for Generation Z members);

• Belonged to a health club an average of 5.3 years as their lives became more predictable relative to their younger counterparts; and

• Used a health club for an average of 116 visits, while 36% were avid users who frequented the club for at least 150 visits.

## Strength training is a top priority for Generation X.

Figure 6.8 shows the 10 most popular club attractions for members between the ages of 35-54, who are primarily Generation X'ers. For Generation X, three of the top 5 attractions are resistance training equipment, indicating the priority this group places on building strength and maintaining muscle.

Figure 6.8
Top 10 Club Attractions by Age: 35-54 Group (Predominantly Generation X)



| | |
|---|---|
| Treadmills | 53% |
| Resistance Machines | 42% |
| Free weights (Dumbbell/Hand weights) | 41% |
| Ellipticals/cross-trainers | 31% |
| Free weights (barbells) | 31% |
| Stationary cycling (upright/recumbent) | 29% |
| High-intensity Interval Training | 23% |
| Yoga | 23% |
| Bodyweight/Calisthenics | 18% |
| Kettlebells | 17% |

## Younger Boomers are the most frequent and second-longest tenured members.

Boomers between the ages of 55 to 64 accounted for the smallest share of membership at 10% of total members. In 2019, younger Boomers:

• Paid $40.80/month in club dues;

• Belonged to a health club for an average of 7 years, the second-longest tenure across age groups; and

• Used the health club for an average of 130 visits as 32% of members between the ages of 55-64 were avid users.

## Fitness equipment is a primary attraction for younger Boomers at health clubs.

The top five club attractions for younger Boomers are all health club equipment: treadmills, resistance machines, stationary cycling, and free weights (both dumbbells and barbells). Like Generation X, resistance machines are the top choice for strength training equipment among Boomers. The number one conditioning activity for this population is bodyweight training. See Figure 6.9.

Figure 6.9
Top 10 Club Attractions by Age: 54-64 Group (Younger Boomers)



| | |
|---|---|
| Treadmills | 51% |
| Resistance Machines | 40% |
| Stationary cycling (upright/recumbent) | 32% |
| Free weights (Dumbbell/Hand weights) | 30% |
| Ellipticals/cross-trainers | 26% |
| Free weights (barbells) | 22% |
| Yoga | 20% |
| Bodyweight/Calisthenics | 17% |
| High-intensity Interval Training | 15% |
| Kettlebells | 14% |

## The oldest age group consists of the most loyal members and pays the least in monthly dues.

In 2019, health club members ages 65 and older, consisting of older Boomers and Silents, accounted for 11% of total members. The 65+ age group:

- Paid an average of $27.80/month in dues and nearly half (48%) paid no more than $10 in monthly fees, which may be influenced by special insuranced-based fees and discounted club memberships.;

- Belonged to a health club an average of 7.4 years, the longest of any age group observed; and

- Used the health club for an average of 108 visits.

## Older Boomers and Silents are drawn to lower impact conditioning activities.

With the 65+ group, the most popular club attractions by major category (strength, cardio, conditioning & mind-body) are similar to younger Boomers, except that aquatic exercise ranks first among conditioning activities. This may be due to tie-ins with specialty classes, warm-water swimming pool temperatures and the need for a sense of community for seniors. See Figure 6.10. All 10 activities are either low-impact or can be engaged in via low-impact modifier exercises. Interestingly, yoga ranks ninth, the lowest across all age groups.

Figure 6.10
Top 10 Club Attractions by Age: 65+ Group (Older Boomers/Silents)



| | |
|---|---|
| Treadmills | 34% |
| Resistance Machines | 29% |
| Stationary cycling (upright/recumbent) | 24% |
| Ellipticals/cross-trainers) | 22% |
| Stair-climbing machines | 21% |
| Free weights (DUMBBELL/Hand weights) | 18% |
| Aquatic Exercise | 16% |
| Bodyweight/Calisthenics | 13% |
| Free weights (barbells) | 12% |
| Yoga | 12% |

## Chapter Six: 5 Key Takeaways

**1. Although they are casual, transient consumers now, Generation Z has the ingredients of a long-term, avid user once they increase their earning potential.**

The youngest generation achieved the greatest growth over the past decade, and their early introduction to fitness should keep them patronizing health and fitness businesses in the future. According to the 2020 Physical Activity Council Overview Report, Gen Z has the highest participation rate in outdoor activities and team sports. They are also the most highly connected generation.

While a return date to team sports appears uncertain in many parts of the country, clubs may consider offering in-club (or outdoors) and virtual sports-specific training programs to keep this segment conditioned for sport. Also, family membership plans with children and youth-specific programs, both in-person and digital, can help engage the youngest users.

**2. Keep serving Millennials with an experience built on popular club attractions and deliver the experience through their platforms of choice.**

According to a COVID-19 consumer survey conducted by Kelton Global, along with Generation Z, Millennials are the least worried about resuming in-person club activities, which should bode well for the future. As a transient group with one of the shortest membership tenures, it may be challenging to retain younger Millennials in the long-term, especially without a strong hybrid in-club and digital offer. Still, this group's voracious consumption of fitness and tendency to pay a premium for fitness indicates that they are willing to support multiple facilities and businesses.

In the new normal, it's critical to offer digital content for Millennials. Being active on popular social media platforms is just a start. Booking classes or gym floor reservations on their smartphone, streaming live workouts, and accessing on-demand training sessions are close to must-haves for this generation. Keep in mind the club activities popular with this group as you contemplate digital: free weights, yoga, HIIT, bodyweight training, cycling, and dance/choreographed exercise.

**3. For avid users with children, fitness is a high priority for Generation X.**

More than one-third of avid health club users are from Generation X, who are also the parents of Generation Z. Generation X has a high likelihood of purchasing family memberships and/or additional services for themselves and their families. The impact of the pandemic on school closures, job uncertainty, and telecommuting has left many in this group with the challenges of balancing home, career, and children as well as elder care responsibilities.

The new life demands placed on some Gen X'ers make convenient fitness options an imperative. Club operators can meet this need with a hybrid of in-club and digital fitness delivery. Shorter 25-30 minute live or on-demand workouts can help busy Gen X consumers engage in regular exercise. Also, consider offering nutrition guidance online for both healthy meal prep at home and healthy takeout or meal delivery.

## Chapter Six: 5 Key Takeaways continued

**4. Young Boomers are the most frequent and loyal members as their goals shift towards lower-impact activities focused on achieving overall physical fitness.**

Younger Boomers between the ages of 55-64 used their health club for an average of 130 visits in 2019, consistent with 2018 findings. They were also the second-longest tenured member with an average membership duration of 7 years, also consistent with 2018 results. Based on findings from What Members Say Matters, over shutdowns, 74% of Boomers indicated a likelihood to return to their clubs, the highest among generational groups.

Boomers embrace the social aspects of a health and fitness facility. Balanced programs focused on overall physical fitness will still draw younger Boomers as they return to their clubs. However, for Boomers that may not be ready to return to in-club programs, operators may still engage them through online communication and programming. Offer some of the popular group-based activities among this group by using their preferred social media platforms. According to Sprout Social, 70% of 50-64 year olds use YouTube, while 67% of 50-64 year olds use Facebook.

**5. Older Boomers & Silents: the most loyal members may be the most wary of returning to their clubs.**

On average, Silents belong to their health club for an average of 7.4 years, the longest tenure of all age groups. According to the aforementioned Kelton study, older Boomers and Silents are the most worried about resuming in-person activities. It doesn't help allay concerns that the CDC has found that 8 out of 10 COVID deaths reported in the U.S. are adults ages 65 and older. Despite data attesting to the safety of health clubs and measures employed by club operators, some older members may not feel comfortable returning to clubs at an earlier point.

It also is possible to engage the oldest segment through a hybrid offer. First, consider a one or two-hour block reserved for seniors and other high risk populations to access the fitness center, similar to what many grocers have implemented. Second, keep in mind the popular social media platforms with the 65+ group. Nearly half (46%) of the online 65+ population in the U.S. use Facebook, while 38% use YouTube. It may be possible to deliver some of the popular lower impact activities to Older Boomers and Silents through video on their preferred platforms.



| CHAPTER 7 |

# Health Club Members by Education & Household Income

Historically, health club membership has been positively correlated with higher levels of formal education and household income. Although that association hasn't changed, recent trends show that health club membership has grown across Americans with various educational and income levels. This chapter examines health club members by formal education attainment and annual household income (HHI).

## Over the past decade, members with the least amount of formal education grew at the fastest rate across educational brackets.

Consistent with youth membership growth, members with the least amount of formal education grew at the fastest rate among educational brackets from 2010 to 2019. Members with an 8th grade education or less soared by 132% over the decade. Those with a high school education or 1-3 years of high school were the second-fastest cohorts among educational groups at 67.6% and 45.3% growth, respectively. This trend may be because clubs have been attracting younger children and adults in recent years.  See Figure 7.1.

Figure 7.1
Health Club Members by Education (millions)



■ 8th grade or less (+131.97%)

■ 1-3 years of High School (+45.32%)

■ HS Graduate (+67.61%)

■ 1-3 years of College (+13.24%)

■ College Graduate (+22.74%)

■ Post-grad studies (+15.42%)

## More than half of health club members have a college degree or higher.

Although members are more inclined to have attained higher levels of formal education, the percentage of members with a college degree or higher decreased from 56% in 2010 to 51% in 2019. Figure 7.2 shows that health club members with an 8th grade education or less, 1-3 years of high school, or a high school diploma all grew in market share of total members. It should be noted that all of these groups started at a low base. Still, the growth in memberships among Americans with educational levels of high school or less was significant over the 2010 decade.

Figure 7.2
Health Club Members by Education as a % of Total Members (2010 vs 2019)



## Consistent with membership fees paid by (or for) the youngest age group, monthly fees paid are the highest among members with an 8th grade education or less.

Figure 7.3 shows the average health club membership fee by educational attainment. In recent years, the monthly fee paid by (or for) members with an 8th grade education or less has increased and in 2019, exceeded the monthly fee paid by members having completed post-graduate studies. This is consistent with the high fees paid by or on behalf of the young-est age group. Health club consumption among youth has been impacted by the growth of specialized studios, after-school programs, family programming, and athletic training mod-els. Parents have been supporting such programs for their adolescent children in increasing levels.

Figure 7.3
Average Health Club Member Monthly Fee by Educational Attainment (2019 vs Three Year Average from 2017 to 2019)



## The lowest income bracket posted the greatest growth from 2010 to 2019.

Historically, consumers from higher income households are more likely than consumers from lower income households to be health club members. However, the lowest income bracket posted the greatest growth from 2010 to 2019. During this time, members from households generating less than $25,000 per year rose by 40%, even though a relatively small overall number.

Members from households with annual incomes of at least $100,000 were a close second, increasing by 38% over the decade. Significant growth from both income brackets may have been triggered by the increase in members of HV/LP clubs, the substantial availability of higher priced boutique studios, and the increase in members of high-end, high-service clubs. See Figure 7.4.

Figure 7.4
Health Club Members by Household Income (HHI) (in millions)



## In the 2010s, activity rates improved among Americans from the lowest income segment.

Interestingly, while the lowest income segment posted the greatest growth among health club members in the 2010s, overall physical activity among this group declined over the decade. Data from the Physical Activity Council (PAC) shows that inactivity rates* increased by 9% for Americans from the lowest income segment. In contrast, inactivity rates among Americans from the highest income bracket declined by 7%. See Figure 7.5.

Figure 7.5
Inactivity Rates* by Annual Household Income



Source: Physical Activity Council (PAC)

*Inactivity rate is defined by the percent of Americans that do not participate in any of the 122 activities measured in the PAC's annual fitness and sports participation survey.

## Nearly 2 out of 5 members have an annual household income of at least $100,000.

Even though the lowest income bracket posted greatest growth, health club members are still more likely to be affluent. The average household income (HHI) in 2019 was roughly $81,000, which is consistent with the average HHI over the past few years. Figure 7.6 shows the breakout of health club membership by annual HHI brackets. Nearly two out of five health club members have an annual HHI of $100,000 or greater.

Figure 7.6
Health Club Members by Annual Household Income (HHI)



## Members from more affluent households stay longer and use the health club more frequently.

In 2019, members from households with annual incomes of at least $100,000 used their health clubs more frequently and remained members longer than households with annual incomes under $100,000. Two out of five health club members with an annual HHI of $100,000 or greater were avid users, having visited their health and fitness facility at least 150 times in 2019.

A member with an annual HHI of $150,000 or greater used the health club for an average of 115 visits and reported an average tenure of 6.2 years, roughly 1.5 years longer than the average. Members from the lowest income bracket observed reported an average attendance of 90 sessions and an average tenure of 3.6 years. See Figure 7.7.

Figure 7.7
Three-Year* Average Attendance & Tenure by Annual Household Income (HHI) (2017-2019)



*Due to the small base of the lower income brackets, a three-year average was used in analysis.

## Multipurpose club members have the highest average annual household income.

Although the price point for studios is the highest on a per-visit basis, the average annual HHI of studio members ranked fourth behind members of multipurpose, fitness-only, and nonprofit facilities. In 2019, multipurpose club members generated an annual HHI of roughly $90,000, while studio members earned an average of $84,000 in household income. Members of YMCA/YWCA/JCC facilities had the lowest average HHI at $77,000. See Figure 7.8.

Figure 7.8
Health Club Member Average Annual Household Income by Facility Type (2018 & 2019)



## Members of bootcamp/cross-training and sports-specific studios have the highest average annual HHI across studio segments.

Even though studio members collectively ranked fourth in average annual HHI, a few segments  had members with HHIs greater than the average for all studios. Members of bootcamp/cross-training studios earned an annual HHI of nearly $89,000, while members of sports-specific studios had an income of $87,000. The average income of a yoga/Pilates/barre member was more than $86,000 in 2019.

Across studio segments, indoor cycling/rowing members generated the least in HHI in 2019 at slightly less than $80,000, consistent with historical findings. It's possible members of indoor cycling/rowing studios accessed their classes through a hybrid of in-studio and online delivery, the latter of which they may not pay to access on a per visit/class basis. As a result, this segment may have attracted more price-sensitive consumers seeking the studio experience through a hybrid offer.

Figure 7.9
Health Club Member Average Annual Household Income by Studio Segment in 2019



| Bootcamp, Cross-Training Studio | $88,734 |
| Sports-specific Studio | $87,012 |
| Yoga, Pilates, Barre Studio | $86,818 |
| Boxing, Martial Arts, MMA Studio | $82,766 |
| Personal and/or Small Group Training | $81,916 |
| Indoor Cycling, Rowing Studio | $79,559 |

## Chapter Seven: 2 Key Takeaways

**1. Those who are more affluent and educated are more likely to be members and frequent users.**

Although the lowest income and educational brackets posted the most growth over the decade, the more affluent and educated Americans are still more likely to be health club members. Multipurpose clubs with tennis facilities, in particular, attract members from higher income households. Bootcamp/cross-training and sports-specific studios also attract members with higher income. Recall from Chapter Five that males are also more likely to belong to those same facility segments.

Affluent health club members are more likely to be avid users as two out of five members who frequent their club for at least 150 visits have annual HHIs of at least $100,000. Considering the positive correlation between frequent usage and fitness spending, affluent members are highly likely to purchase a variety of offerings from health and fitness facilities. The IHRSA Fitness Training Report shows that 45% of personal training clients earn at least $100,000 in annual HHI. Offering private training in-club and virtually is another way to keep members (of all income brackets) engaged.

**2. Although the lowest income bracket posted the most growth among income groups over the past decade, inactivity rates among Americans with HHI under $25,000 increased by 9%.**

In a decade where physical activity declined among Americans with lower incomes, health club membership grew the most from the lowest income bracket. Consumers can find a health club, gym, or studio that fits their budget as well as their physical activity needs. From HV/LPs to upscale clubs, health and fitness facilities provide a convenient and safe outlet for people to engage in regular exercise.

Implementing a hybrid offer with online classes or semi-private training, particularly for studio facilities, is an effective way to keep more price-sensitive members engaged. For fitness club operators who may find themselves operating their business predominantly online, consider offering on-demand classes and virtual live training. Online services may be delivered at a lower cost to the operator, which in turn, may make the offer more affordable to consumers.



| CHAPTER 8 |

# Health Club Members by Race & Ethnicity

Health and fitness centers attract a variety of demographic groups. This chapter examines health club members by race and ethnicity. Topics discussed include membership growth trends, attendance, tenure, and in-club participation. Also included is an analysis of membership by facility type.

## Health club members of Hispanic origin were the second-fastest growing demographic group.

From 2010 to 2019, health club members of Hispanic origin grew by 95%, the second-fastest rate among demographic groups. It should be noted that this group started at a low base. Across race and ethnicity, Caucasian/white, non-Hispanic members and Black/African-American members were a distant second and third, posting growth rates of 25.6% and 24.8%, respectively. Members of Asian/Pacific Islander descent grew marginally by 2%. See Figure 8.1.

Figure 8.1
U.S. Health Club Members by Race & Ethnicity (in millions)



## Although their market share declined in the 2010s, Caucasian/White members still comprise the greatest share of health club members.

Figure 8.2 compares health club member breakout by race and ethnicity in 2010 and 2019. Consistent with 2010, members of Caucasian/White, non-Hispanic descent comprised near-ly two-thirds of membership in 2019. The percentage of Black/African-American members remained nearly the same at roughly 12% of total membership, while the percentage of members of Asian/Pacific-Islander origin declined from 9% to 7.2%. Health club members of Hispanic origin posted the greatest increase in market share of total members, representing 12.8% of total members, up from 8.4% in 2010. Certain boutique studio offerings and group exercise classes may have facilitated growth among members of Hispanic origin.

Figure 8.2
U.S. Health Club Members by Race & Ethnicity as a % of Total (2010 vs 2019)



## Health club members of Hispanic origin pay the most in monthly membership fees across racial/ethnic groups.

In 2019, health club members of Hispanic origin paid $61.47 in monthly membership fees, the most of any racial and ethnic group observed. Caucasian/White members were second at $52.48 per month, Asian/Pacific American members were third at $46.47 per month. See Figure 8.3.

Figure 8.3
Average Health Club Member Fee by Race & Ethnicity



## Caucasian/white members have longer membership tenures across racial and ethnic groups observed.

On average, white and Asian/Pacific Islander members stayed longer than African-American and Hispanic members in 2019. The average membership tenure for white members was 4.9 years in 2019, whereas the average member duration for Hispanics was approximately a full year less at 3.9 years. See Figure 8.4.

Figure 8.4
Average Health Club Member Tenure by Race & Ethnicity



## Average attendance is comparable across racial/ethnic groups, but African-American members are more likely to be infrequent users.

Figure 8.5 shows average attendance by race and ethnicity. In 2019, Caucasian/white members used a health club 105 times, while Hispanic members visited their health club for 104 visits. Asian/Pacific Islander members have the least frequent attendance at an average of 96 sessions.

Overall, average attendance is somewhat comparable across groups, but African-American members are more likely to be infrequent users. Nearly 30% of members who used the club less than 12 times in 2019 were African-American/Black. Roughly one out of four Asian/Pacific Islander members frequented a health club for fewer than 25 visits in 2019.

Figure 8.5
Average Health Club Member Attendance by Race & Ethnicity



## African-American/Black members are more likely to belong to YMCA/YWCA/JCC facilities, while Hispanics and Asian/Pacific Islanders are more likely to belong to studios.

Caucasians/white Americans make up anywhere from 62%-73% of total membership at most facilities. Although smaller in market share of total memberships, Hispanic and Asian/Pacific Islanders are more likely to belong to studios as they claim a respective 15% and 11% of studio memberships. African-American/Black members are more likely to belong to YMCA/YWCA/JCC, claiming 13% of total memberships at these non-profit facilities. See Figure 8.6.

Figure 8.6
Health Club Members by Race & Ethnicity: Facility Type (Three-Year Average* 2017 to 2019)

|  | African American / Black | Asian / Pacific Islander | Caucasian / White, non-Hispanic | Hispanic |
|---|---|---|---|---|
| Multipurpose | 8.2% | 6.3% | 72.7% | 12.1% |
| Fitness-only | 8.5% | 6.8% | 72.9% | 10.6% |
| Other nonprofit | 12.5% | 6.8% | 69.0% | 10.2% |
| Corporate/business | 12.2% | 7.7% | 68.6% | 11.1% |
| YMCA/YWCA/JCC | 13.3% | 5.0% | 71.4% | 9.1% |
| Studio | 11.9% | 11.0% | 61.7% | 14.7% |

*Due to the low base for minority group categories, a three-year average was used in analysis.*

## There are some key distinctions in the top club attractions by race and ethnicity.

The top two club attractions at clubs are comparable across minority groups: treadmills and dumbbells rank first and second, respectively, among African-American, Hispanic, and Asian/Pacific Islander members. Caucasian/white health club members rank the treadmill first and weights/resistance machines second, comparable to the overall member population. See Figure 8.7.

Other key distinctions:

• Asian/Pacific Islanders are more likely to participate in yoga, as yoga had a penetration rate of 29% with this group in comparison with 22% for the overall member population;

• Members of Hispanic origin are more likely to engage in dance, step, and other choreography relative to the overall member population (19% vs 16%) and less likely to utilize upright or recumbent stationary bikes (16% vs 26%);

• Overall, African-American/Black health club members had lower engagement rates with all club attractions, most likely due to casual health club usage;

• The top club attractions among Caucasian/white health club members track closely with the overall member population.

Figure 8.7
Top Club Attractions by Race & Ethnicity as a % of Total Members in Group (Two-Year Average* 2018 & 2019)

| Club Attraction | Overall | Caucasian / White, non-Hispanic | Asian / Pacific Islander | Hispanic | African - American / Black |
|---|---|---|---|---|---|
| Treadmill | 44% | 46% | 38% | 37% | 36% |
| Weight/Resistance Machines | 33% | 37% | 26% | 30% | 28% |
| Free Weights (Dumbbells/Hand Weights) | 32% | 32% | 31% | 33% | 30% |
| Elliptical Motion/Cross-Trainer | 25% | 27% | 22% | 23% | 19% |
| Free Weights (Barbells) | 24% | 25% | 16% | 23% | 21% |
| Yoga | 23% | 24% | 29% | 21% | 16% |
| High Intensity Interval Training | 21% | 21% | 20% | 20% | 19% |
| Bodyweight training | 16% | 16% | 13% | 17% | 16% |
| Dance, Step, and Other Choreographed Exercise to Music | 16% | 16% | 18% | 19% | 17% |
| Stair-Climbing Machine | 15% | 15% | 11% | 15% | 15% |

## Chapter Eight: 3 Key Takeaways

**1. Embracing diversity will be critical for club operators as they attract and serve diverse populations.**

Although two-thirds of health club members are white, one-third come from minority groups. Still, minority groups are underrepresented at health clubs relative to the overall U.S. population. To show they embrace diversity, club operators should consider supporting and/or participating in community events focused on celebrating diversity, having a diverse staff, designing marketing materials that reflect diversity, and delivering programs that uniquely resonate to specific minority populations, be it in-club or remotely.

**2. Members of Hispanic origin grew the fastest over the past decade and, among racial and ethnic groups observed, they now spend the most on average health club membership fees.**

The increase in Hispanic members over the past decade coincides with the growth of the overall Hispanic population in the United States. On average, this group pays $10 more in monthly membership fees and is more likely to belong to a boutique studio. Additionally, data from Pew Research shows that more than one out of four Hispanics use a smartwatch or fitness tracker. Employing an omnichannel approach to delivering health and fitness offerings is a critical strategy in keeping this population engaged in regular physical activity.

**3. Although membership among African-Americans grew in numbers, their decline in market share of membership and infrequent usage presents an opportunity.**

As a percentage of total members, African-Americans remained flat at 12.3% in 2019. Three out of 10 members from this group used their fitness club less than 12 times last year. The CDC reports that fatality rates among African-Americans due to COVID-19 are more than twice as high as casualty rates for white, non-Hispanic Americans. According to a consumer pulse survey by Kelton Global, 80% of Black Americans believe there is an extreme racial crisis in the country, while 61% of Americans, overall, feel that way.

In a year when racial tensions were critically high and death rates from COVID were especially inequitable, fitness and wellness businesses are essential in supporting stress management, immune health, and social well-being. Messaging and initiatives around social issues can help fitness centers convey their mission to be not only a hub for regular exercise, but also a safe space to serve the needs of their local communities.



| CHAPTER 9 |

# Health Club Member Outlook

Ａs established in this report, 2019 was a record year for health club consumption. The total number of users and visits all peaked last year. Over the course of the decade, all demographic groups posted growth in memberships. Then the pandemic hit. This chapter examines the pandemic's impact on the industry, health club membership trends over past recessions, and member activity and sentiment while clubs were closed. Challenges and opportunities are also discussed for 2020 and beyond.

## The COVID-19 pandemic has left an indelible mark on the industry.

To say the pandemic has posed the health club industry with a daunting challenge would be an understatement. At the peak of shutdowns in the United States, virtually all gyms, health clubs, and studios were closed. As of early August, an estimated 10% of fitness facilities had permanently closed. Upwards of 25% of all brick and mortar fitness businesses may close by the end of the year, especially if subjected to additional shutdowns. Millions of memberships were lost as clubs were forced to shut their doors. The economy at large succumbed to a downturn with an uncertain duration.

## Health club membership trends over past recessions provide hope.

*The IHRSA Health Club Business Handbook* examines health club membership trends during past economic recessions. See Figure 9.1. In the shorter recessions of the early '90s and 2000s, membership remained essentially flat. However, membership declined slightly during the Great Recession, the longest of the past three downturns and the most challenging one until COVID. During all three recessions, there was a restructuring and consolidation of facilities.

Figure 9.1
U.S. Health Club Membership Over Economic Recessions (in



*In 2008, the methodology for gathering health club member usage changed from a mail-based survey to an online questionnaire.*

## Americans missed their health and fitness centers while they were closed.

While the full impact of the pandemic may not be quantified until the end of 2020 or even later, early feedback from Americans provides an encouraging outlook. Based on early findings from the 2020 Physical Activity Council (PAC) survey, consumers indicated how much they value their health clubs, gyms, and studios. Figure 9.2 ranks a list of activities Americans were looking forward to the most once pandemic-related restrictions were lifted. The gym ranked second only to swimming.

Figure 9.2
The 10 Activities Americans Most Looking Forward to Resuming

| swimming | 1 |
|----------|---|
| gym | 2 |
| basketball | 3 |
| soccer | 4 |
| tennis | 5 |
| hiking | 6 |
| golf | 7 |
| baseball | 8 |
| football | 9 |
| fishing | 10 |

## Decline in physical activity over shutdowns in the spring highlight the imperative of health and fitness clubs.

Nationwide, 50% of Americans indicated that they were less active during pandemic-related shutdowns in April and May. Among health club members, 57% reported they were less active. See Figure 9.3. While clubs were closed, Americans engaged in walking, running, home exercise, and yoga more frequently, according to the PAC survey. Also, many health clubs, fitness businesses, and influencers offered virtual and home workout resources in an effort to keep people active and healthy.

Figure 9.3
Activity Level Among Americans Prior To vs. During Pandemic-Related Shutdowns



More Active 19%  Less Active 50%

Prior to vs During

About the Same 31%

## Online fitness adoption during the pandemic reinforces consumer demand for physical activity.

Understandably, downloads of health and fitness apps reached an all-time high over the pandemic, while many fitness clubs were closed. Based on health and fitness app data aggregated by Apptopia, 6 of the top 10 category downloads are apps that offer video workouts or video-guided exercises. Results from a McKinsey survey show that for Americans who started using an online fitness platform during the pandemic, 68% plan to continue to do so in the future.

Clearly, the shift to online adoption is a trend that will remain in the long-term future, reinforcing consumer demand for exercise. Boosting immune health and managing mental wellness are in the forefront of the COVID era fitness consumer. Storefront businesses stand to gain from these developments by employing an omni-channel delivery of fitness programs and services.

## Non-users present an opportunity to brick and mortar fitness businesses.

By deploying an omni-channel delivery of health and fitness, clubs may be able to engage not only the less active, but also members who currently do not use their health and fitness centers. Figure 9.4 shows the number and percent of U.S. health club members that did not use the facility they belonged to in 2018 and 2019. Offering a combination of in-club, outdoor, and online via on-demand or live programming may help club operators engage non-users.

Figure 9.4
Health Club Members Who Did Not Use a Health Club in 2018 and 2019


10.1% (6.3 million)
2018
8.7% (5.6 million)
2019
% of Total Members

## Health and fitness centers are uniquely positioned to help prevent lifestyle-related illnesses and help address the needs of those with underlying conditions.

It has been well-documented the vital role regular exercise has in preventing lifestyle-related diseases and conditions. Several of the underlying conditions that carry an elevated risk of hospitalization from COVID-19 are often lifestyle-related, including obesity, hypertension, and diabetes. See Figure 9.5. Health and fitness centers are uniquely positioned to provide specialized guidance and instruction to prevent lifestyle-related diseases and manage underlying conditions through regular exercise and proper nutrition.

Figure 9.5
Risk For Hospitalization Due to COVID-19 Among Those With Underlying Medical Conditions vs. Those Without Listed Conditions


Asthma 1.5x
Hypertension 3x
Obesity (BMI 30 or greater) 3x
Diabetes 3x
Chronic Kidney Disease 4x
Severe Obesity (BMI 40 or greater) 5x

*Source: CDC.gov*

## Consumers at high risk of contracting COVID are prioritizing physical activity.

According to an IHRSA study conducted by Kelton-Global, those at elevated risk of COVID-19 due to pre-existing conditions are doubling down on health commitments. Compared to those least susceptible to contracting the coronavirus, those at elevated risk are more likely to say they're committed to being more physically active and going for annual check-ups. See Figure 9.6. Clubs can meet these commitments by providing an outlet for regular activity, collaborating with medical providers, and offering online coaching to facilitate healthy behavior.

Figure 9.6
Health Commitments of Members at High Risk of Contracting COVID-19 vs. Those Not at High-Risk


60%
56%
56%
37%
High-Risk
Not at High-Risk
Be more physically active
Go for annual check-ups

Source: *The COVID Era Fitness Consumer*

## The wide-ranging needs and goals of consumers gives ample space for health and fitness businesses to flourish in a competitive market.

Fitness consumers have a wide range of goals and reasons for engaging in regular exercise. Based on *The COVID Era Fitness Consumer*, nearly half of health club members have multiple goals for using a gym or fitness club. See Figure 9.7. Seven out of 10 members indicated maintaining overall health as a personal goal for using a health and fitness club, the number one goal among respondents.

Figure 9.7
Personal Goals for Using a Health & Fitness Club


To maintain my overall health 70%
To get stronger 55%
To improve my mood (e.g., reduce stress, release endorphins) 49%
To improve flexibility 48%
To build muscle 48%
To maintain my weight 47%
To lose weight 46%
To improve my appearance 46%
To improve balance 42%
To support my immune system 39%
To address a specific health concern (e.g., high blood pressure, high cholesterol) 29%

Source: *The COVID Era Fitness Consumer*

Considering the diverse goals of gym goers, brick and mortar fitness businesses are uniquely positioned to address a variety of consumer needs. A fitness center can address the goals of most populations with programming for all ages or focus on a specific target market. To users, their health and fitness businesses:

- **Solve a problem.** More than one out of four members indicate using a gym or health club to address a specific health concern (29%). Two out of five members use a club to support their immune system (39%).

- **Enhance a lifestyle of well-being.** Since overall health maintenance now ranks first as a personal goal, fitness facilities are also hubs of health and wellness to consumers. Nearly half use their club to improve their mood and reduce stress (49%). Figure 9.8 also shows that 42% of members believe using their club improves their mental health.

- **Fuel a passion for activity.** As shown in Chapter Four, health club members participate in a number of athletic activities. Some of the personal goals that rank high among members are typically priorities for sport-specific conditioning: to get stronger (55%), to improve flexibility (48%), to build muscle (48%), and to improve balance (42%).

- **Build community.** Arguably, the personal goals members have for using a health club may all be achieved outside of the club. However, the social aspects of a club rank highly among members as "The COVID Era Fitness Consumer" study also shows that 31% of users believe their health club helps them feel more social and 25% say their gym helps them reconnect with their community.

Figure 9.8
Health Club Members' Perceived Benefits of Using Fitness Center



| | |
|---|---|
| Improves my energy levels | 47% |
| Helps me feel stronger | 47% |
| Improves my mental health | 42% |
| Helps me feel less stressed | 42% |
| Boosts my mood/endorphins | 40% |
| Helps me feel more confident | 37% |
| Helps me sleep better | 36% |
| Helps me feel more social | 31% |
| Helps build my immune system | 30% |
| Allows me to reconnect with my community | 25% |

## The new normal: a strategic omni-channel delivery consistent with the needs and goals of a health club's target market.

Based on data from *The COVID Era Fitness Consumer*, about one out of five health club members subscribe to a premium online fitness service. Figure 9.9 shows the breakout by generational group. Millennials are more likely to pay for an online fitness service as 35% of members from this group engage with such a service, compared to 25% of Generation Z, 27% of Generation X, and only 4% of Boomers. Moving forward, a hybrid or omni-channel approach to delivering fitness, wellness, and sport will be the expectation of consumers.

Figure 9.9
Percent of Health Club Members with a Premium Online Fitness Service
(Overall & as a % of Members per Generation)



Thanks to the collective efforts of the fitness industry, health promotions research, and advocates, regular exercise is a high priority among Americans. Outdoor, virtual, and at-home fitness are no longer competing spaces working against the mission of health clubs and similar brick-and-mortar businesses.

This year will no doubt prove to be a challenging one for health and fitness centers. After a disruption in access to their health clubs, members look forward to returning. Some may be lost due to perceived safety concerns, disruption of office use, homeschooling responsiblities (for parents), and/or financial difficulties. Still, consumers have a high demand for fitness, and health and fitness clubs play an indispensable role in the physical and social wellbeing of the public they serve.

## Facility Definitions

**Boutique fitness studios:** small, intimate fitness facilities focused on delivering a highly specialized experience, and often focused on just one activity. These include indoor cycling/rowing studios, personal training/small group training studios, yoga/Pilates/barre studios, boot camp/cross-training studios, and sport-specific studios. It should be noted that the number of boutique fitness facilities is not included in the counts for total health clubs.

**Commercial fitness facilities:** a grouping of for-profit commercial fitness-only and multipurpose fitness facilities.

**Corporate/business facilities:** fitness-only or multipurpose facilities that are operated by corporations on behalf of their employee workforce.

**Fitness-only facilities:** health clubs/gyms/fitness centers with no racquet sports (i.e., racquetball, squash, or tennis). A fitness-only club offers fitness areas (i.e. fitness floor, weight room, functional training area, and group exercise studios), possibly other recreation areas, such as gymnasium and pool, and possibly ancillary offerings, such as massage, pro shop, and food and beverage. The vast majority of fitness-only facilities would not offer a pool or gymnasium.

**HV/LP clubs:** high volume-low priced, or budget clubs, whose base dues are typically $10 or less a month.

## Other Definitions

**Avid users:** members who report using their club 150 or more times over the past year. The most active of these users frequent their facilities more than 200 times a year.

**Baby Boomers:** individuals who were born between 1946 and 1964 and, as of 2019, were between 55 and 74 years of age. They represent approximately 73 million Americans.

**Consumer:** an individual who reported visiting a health club, but was not being a member, during the designated time period.

**Core users:** members who report using their club 100 to 150 times during the past year.

**Generation Z:** individuals who were born in the year 2000 and later. As of 2019, these individuals are between one and 18 years of age. They represent the largest cohort of individuals in the U.S., at approximately 86 million people.

**Generation Y/Millennials:** individuals born between 1981 and 1999 and, as of 2019, are between 19 and 38 years of age. They represent approximately 72 million Americans and, along with Baby Boomers, constitute the second-largest cohort of Americans.

**Generation X:** individuals born between 1965 and 1980 and, as of 2019, are 39 to 54 years of age. They are the smallest modern generation of Americans, with an estimated population of 66 million.

**Silent Generation:** individuals who were born between 1928 and 1945. As of 2019, they are over the age of 74. They represent an estimated 26 million Americans.

**Total consumers:** the combination of members and consumers, or members and non-members, of fitness facilities and health club/clubs.

## Additional Resources

**Available at ihrsa.org/publications**

**IHRSA Health Club Equipment Report**

The IHRSA Health Club Equipment Report: Spending, Utilization & Programming Trends, sponsored by Precor, provides in-depth analysis and insights into health club equipment practices. Topics covered include space allocation, spending, replacement cycles, units in operation, and utilization in training programs. Detailed dashboards break out data by club type, size, and profitability. Also provided are infographics of popular equipment and member utilization trends.


THE
IHRSA
HEALTH CLUB
EQUIPMENT REPORT
Spending, Utilization
& Programming Trends
IHRSA
PRECOR

**IHRSA Health Club Business Handbook**

The IHRSA Health Club Business Handbook: The Ultimate Investor and Operator Guide to Gyms, Studios and Fitness Centers is an updated and revised edition of IHRSA's Guide to the Health Club Industry for Lender's and Investors, one of IHRSA's most popular publications. Continuing the tradition of The Lender's Guide, the IHRSA Health Club Business Handbook is designed to help club owners, managers, and investors understand the market conditions in which clubs operate in order to help their businesses succeed.


IHRSA Health
Club Business
Handbook:
The Ultimate Investor and
Operator Guide to Gyms,
Studios and Fitness Centers
IHRSA
abc
FINANCIAL

**IHRSA Global Report**

The 2020 IHRSA Global Report (published in July 2020) consists of a comprehensive industry overview, including input from several industry leaders. The Industry Research section details the market size and scope of the Americas, Europe, Middle East, North Africa and Asia-Pacific markets. The Company Profiles section highlights more than 300 leading club companies from around the world, including financial and membership information. The last section of the report includes supplier profiles, which provide clubs with useful information about industry-leading products and services.


2020
IHRSA
Global Report
THE STATE OF THE HEALTH CLUB INDUSTRY
IHRSA

**IHRSA Profiles of Success**

The 2019 IHRSA Profiles of Success provides detailed information about health and fitness club benchmarks and other aspects of club performance, including membership growth and traffic, facility reinvestment, financial statement data, and more. The report also contains an overview of the U.S. health club industry as well as a snapshot of member demographics. This year's report also includes a profit center section that analyzes revenue and profit margins from racquet sports, spas, pro shop/retail, food and beverage, and children/youth programs.


2019
IHRSA
PROFILES
OF SUCCESS
IHRSA

## Additional Resources (cont.)

**Available at ihrsa.org/publications**

**The COVID Era Fitness Consumer**

In collaboration with leading international insights company Kelton Global, a Material Company, IHRSA released a series of reports on the COVID era fitness consumer, which delve into how Americans feel about the pandemic overall, what effects it has had on their overall health and fitness, how the virus has shaped their personal wellness outlooks, and their overall comfort levels returning to the gym. Download the free reports.


THE COVID ERA
FITNESS CONSUMER

**230 Million by 2030**

*The Global Movement to Increase Health Club Membership & Physical Activity*

Over a year in the making, 230 Million by 2030 includes the latest relevant research and insights from IHRSA experts and thought leaders in the global health and fitness industry. This publication is part of an initiative to provide resources and guidance towards helping the fitness industry meet the global goal of 230 million health club members by the year 2030.


230 MILLION BY
2030
THE GLOBAL MOVEMENT TO INCREASE HEALTH CLUB MEMBERSHIP & PHYSICAL ACTIVITY
IHRSA
Gympass
TECHNOGYM
ClubAutomation

**F.I.T. 2021: IHRSA's Commercial Fitness Guide**

F.I.T. 2021 is the industry's only comprehensive guide to commercial fitness equipment and other essential health club products and services. A valuable year-round resource for club operators, F.I.T. is designed to simplify the purchasing process. The material is organized by product category and accompanied by charts to allow for comparing product features. The guide's easy-to-read format simplifies the buying process and connects suppliers with customers.


F I T
FITNESS INDUSTRY TECHNOLOGY
IHRSA
2021 COMMERCIAL FITNESS GUIDE

**The IHRSA Health Club Employee Compensation and Benefits Report**

The IHRSA Health Club Employee Compensation and Benefits Report provides compensation data for approximately 50 job titles, including base salary and total compensation for club and executive-level staff as well as hourly pay and commissions data for club-level employees. Data on medical insurance, retirement plans, leave days, and other benefits are also analyzed in the report.


2019
IHRSA
HEALTH CLUB
EMPLOYEE COMPENSATION
& BENEFITS REPORT
IHRSA

## About IHRSA

IHRSA, the International Health, Racquet & Sportsclub Association, is a not-for-profit trade association representing the global fitness industry of over 200,000 health and fitness facilities and their suppliers.

As one of the world's leading authorities on the commercial health club industry, IHRSA is the source of primary club consumer research and regularly conducts industry and club operator studies. IHRSA publishes *Club Business International* (CBI), the industry's leading monthly periodical, and hosts several important industry events, including the annual IHRSA International Convention & Trade Show.

Jay Ablondi: jma@ihrsa.org
Melissa Rodriguez: mr@ihrsa.org

IHRSA
70 Fargo Street
Boston, MA 02210
Tel: (617) 951-0055

## About the Physical Activity Council (PAC)

The Physical Activity Council (PAC) is made up of eight of the leading sports and manufacturer associations who are dedicated to growing participation in their respective sports and activities.

Each year, the PAC conducts the largest single-source research study of sports, recreation, and leisure activity participation in the U.S. The PAC consists of IHRSA, Sports and Fitness Industry Association (SFIA), Outdoor Industry Association (OIA), National Golf Foundation (NGF), Tennis Industry Association/United States Tennis Association (TIA/USTA), Snowsports Industries America (SIA), and USA Football. To learn more, visit physicalactivitycouncil.com.



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